Exhibit 2.1

Execution Version

MASTER PURCHASE AGREEMENT

dated as of December 19, 2012

by and among

PNG COMPANIES LLC,

as Buyer

and

EQT CORPORATION

and

DISTRIBUTION HOLDCO, LLC,

as Sellers

i

SCHEDULES

Schedule 1.1(a)	-	Balance Sheet
Schedule 1.1(b)	-	Knowledge of Seller
Schedule 1.1(c)	-	Knowledge of Buyer
Schedule 2.1(c)	-	Working Capital Calculation
Schedule 3.5	-	Financial Statements
Schedule 3.6(a)	-	Compliance with Law (Seller)

Schedule 3.6(b)	-	Proceedings (Seller)
Schedule 3.7	-	Tax Matters
Schedule 3.8	-	Material Contracts
Schedule 3.9	-	Seller Required Approvals and Seller Consents
Schedule 3.11(a)	-	Collective Bargaining Agreements
Schedule 3.11(b)	-	Labor Matters
Schedule 3.12(a)	-	Employee Plans and Policies
Schedule 3.12(e)		Employee Plans and Policies
Schedule 3.12(g)	-	Other Compensation
Schedule 3.12(h)		Post-Retirement Benefits
Schedule 3.13(a)	-	Properties
Schedule 3.13(b)	-	Leases
Schedule 3.13(c)	-	Encumbrances
Schedule 3.14	-	Insurance
Schedule 3.15	-	Compliance with Environmental Laws
Schedule 3.16	-	Intellectual Property
Schedule 3.17	-	Absence of Change
Schedule 3.19	-	Transactions with Affiliates
Schedule 4.4	-	Buyer Required Approvals and Buyer Consents
Schedule 4.5(a)	-	Compliance with Law (Buyer)
Schedule 4.5(b)	-	Proceedings (Buyer)
Schedule 4.9	-	Midstream Upgrades
Schedule 5.5(a)	-	Conduct of Business
Schedule 5.5(b)	-	Capital Expenditures Budget
Schedule 5.6(g)(i)	-	Retirement Benefits
Schedule 5.6(g)(iv)	-	Assumptions and Valuation Methodology
Schedule 5.6(k)(i)	-	Employees to be Transferred Out of Companies
Schedule 5.6(k)(ii)	-	Employees to be Transferred Into Equitable Gas
Schedule 5.7(a)(ii)	-	Excluded Assets
Schedule 5.7(a)(iii)	-	Excluded Contracts
Schedule 5.7(c)	-	Assets to be Transferred to Equitable Gas
Schedule 5.8	-	Affiliate Agreements Not to be Terminated
Schedule 5.12	-	Shared Facilities

EXHIBITS

Exhibit A	-	Midstream Exchange Agreement
Exhibit B	-	Sunrise Transportation Agreement
Exhibit C	-	Sunrise Transportation and Storage Agreement
Exhibit D	-	Peoples NAESB
Exhibit E	-	Derry Interconnect Agreement
Exhibit F	-	Ginger Hill Interconnect Agreement
Exhibit G	-	Derry Transportation Agreement
Exhibit H	-	PTWP Northern Lateral Capacity Lease

Exhibit I	-	PTWP Northern Lateral Transportation Agreement
Exhibit J	-	Armstrong Interconnect Agreement
Exhibit K	-	Peoples Asset Transportation and Storage Agreement
Exhibit L	-	EQT Exchange Agreement
Exhibit M	-	Equitable Gas NAESB
Exhibit N	-	Extension Agreement
Exhibit O	-	Interim Operational Balancing Agreement
Exhibit P	-	Master Tower Lease and Sublease Agreement
Exhibit Q	-	Transition Services Agreement

v

MASTER PURCHASE AGREEMENT

This Master Purchase Agreement, dated as of December 19, 2012 (this “Agreement”) is made by and among PNG Companies LLC, a Delaware limited liability company (“Buyer”), EQT Corporation, a Pennsylvania corporation (“Parent”) and Distribution Holdco, LLC, a Delaware limited liability company (“Holdco” and, together with Parent, “Sellers”).

RECITALS

WHEREAS, Parent owns all of the issued and outstanding limited liability company membership interests of Holdco;

WHEREAS, Holdco owns all of the issued and outstanding limited liability company membership interests of Equitable Gas Company, LLC, a Pennsylvania limited liability company (“Equitable Gas”), and Equitable Homeworks, LLC, a Pennsylvania limited liability company (“Equitable Homeworks”);

WHEREAS, Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, subject to the terms and conditions of this Agreement, all of the issued and outstanding limited liability company membership interests of Equitable Gas owned by Holdco (the “Equitable Gas Interests”) and all of the issued and outstanding limited liability company membership interests of Equitable Homeworks owned by Holdco (the “Equitable Homeworks Interests”);

WHEREAS, Parent desires to receive from Buyer or its Affiliates, and Buyer desires to (or cause its Affiliates to) transfer to Parent, certain midstream assets described in the Asset Exchange Agreement attached hereto as Exhibit A (together with the certificates, agreements and other deliveries to be made thereunder at Closing, the “Midstream Exchange Agreement”);

WHEREAS, the Parties agree that Buyer’s acquisition of the Membership Interests will be treated as an asset acquisition for U.S. federal income Tax purposes and intend that the transactions contemplated by this Agreement and the Midstream Exchange Agreement qualify in whole or in part as a “like-kind” exchange pursuant to Section 1031 of the Code and any corresponding state or local income Tax laws; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Parties or their Affiliates have executed and delivered to each other, the following agreements (collectively, the “Executed Ancillary Agreements”): the Midstream Exchange Agreement, the binding Precedent Agreement for Transportation Agreement attached hereto as Exhibit B (the “Sunrise Transportation Agreement”), the binding Precedent Agreement for Transportation and Storage Agreement attached hereto as Exhibit C (the “Sunrise Transportation and Storage Agreement”), a NAESB Base Contract for Sale and Purchase of Natural Gas and related NAESB Transaction Confirmation with Peoples Natural Gas Company (the “Peoples NAESB”) attached hereto as Exhibit D, the Gathering Interconnect Agreement attached hereto as Exhibit E (the “Derry Interconnect Agreement”), the Reimbursement, Construction, Ownership and Operation Agreement attached hereto as Exhibit F (the “Ginger Hill Interconnect Agreement”), the Derry Transportation Agreement attached hereto as Exhibit G (the “Derry Transportation Agreement”), the Pipeline Capacity Lease Agreement attached hereto as Exhibit H (the “PTWP Northern Lateral Capacity Lease”), the Gas Transportation Agreement attached hereto as Exhibit I (the “PTWP Northern Lateral Transportation Agreement”), the Gathering Interconnect Agreement attached hereto as Exhibit J (the “Armstrong Interconnect Agreement”), and the binding Precedent Agreement for Transportation and Storage attached hereto as Exhibit K (the “Peoples Asset Transportation and Storage Agreement”).

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1      Definitions.  For the purposes of this Agreement, the following words and phrases shall have the following meanings:

“Action” means any (i) claim, (ii) action, (iii) suit, (iv) arbitration, or (v) proceeding or investigation by or before any Governmental Entity.

“Adverse Consequences” means all Actions, hearings, charges, complaints, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs (including court costs and investigative and remedial costs), amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, fees and expenses (including reasonable attorneys’ and accountants’ fees), including expenses incurred in mitigating Adverse Consequences pursuant to Section 10.6(a).

“Advisors” has the meaning set forth in Section 11.8(b).

“Affiliate” means any Person in control or under control of, or under common control with, another Person.  For purposes of the foregoing, “control,” with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Allocation Schedule” has the meaning set forth in Section 5.4(f)(i).

“Allowed Improvement Costs” means the amount of documented expenditures incurred and paid by Buyer between the date hereof and the Closing Date with respect to the improvement projects described on Schedule 4.9; provided, that the maximum amount of Allowed Improvement Costs shall be limited to one hundred ten percent (110%) of the budgeted amount set forth on Schedule 4.9.  Any expenditures above one hundred ten percent (110%) of the budgeted amount must be approved in advance by Seller in order for such expenditures to be deemed Allowed Improvement Costs, except expenditures that are required (i) in accordance with good utility practice upon the occurrence of any emergency or other similar contingency or (ii) by applicable Law; provided, that Buyer shall, upon the occurrence of any such circumstances or requirement, promptly inform Sellers of each such occurrence.  In the event an improvement project is partially completed at the Closing, the Allowed Improvement Cost will be prorated for such project based on the percentage of completion.

“Ancillary Agreements” means, collectively, the Executed Ancillary Agreements and the Closing Date Ancillary Agreements.

“Armstrong Interconnect Agreement” has the meaning set forth in the Recitals.

“Audited Transaction Financial Statements” has the meaning set forth in Section 5.14(c).

“Balance Sheet” means the unaudited Balance Sheet of the Companies as at September 30, 2012, a copy of which is attached as Schedule 1.1(a).

“Base Price” has the meaning set forth in Section 2.1(b).

“BS Line Item” has the meaning set forth in the definition of “Working Capital”.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York or Pittsburgh, Pennsylvania are authorized or required by Law or executive order to be closed.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Actuary” has the meaning set forth in Section 5.6(g)(vi).

“Buyer Affiliates” means Peoples Natural Gas Company and Peoples TWP and their successors or assigns.

“Buyer Consents” means the consents or notices set forth on Schedule 4.4.

“Buyer Disclosure Schedule” has the meaning set forth in Article IV.

“Buyer Material Adverse Effect” means a change or effect, whether resulting from events, actions, inactions or circumstances, that has or would reasonably be expected to have a material adverse effect on Buyer or which seeks to prevent or materially impede the ability of Buyer or any Buyer Affiliate to consummate the transactions contemplated hereby or in the Ancillary Agreements.

“Buyer Pension Plan” has the meaning set forth in Section 5.6(g)(i).

“Buyer Protected Parties” has the meaning set forth in Section 10.1(a).

“Buyer Required Approvals” means the approvals, applications, notices or filings set forth on Schedule 4.4.

“Closing” has the meaning set forth in Section 8.1.

“Closing Date” has the meaning set forth in Section 8.1.

“Closing Date Ancillary Agreements” means the Transition Services Agreement, the Extension Agreement, the Equitable Gas NAESB, the Interim Operational Balancing Agreement, the Master Tower Lease and Sublease Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” or “Collective Bargaining Agreements” have the meaning set forth in Section 3.11(a).

“Companies” means Equitable Gas and Equitable Homeworks, collectively, and “Company” means any of them.

“Company Employees” has the meaning set forth in Section 5.6(b).

“Company Guarantees” has the meaning set forth in Section 5.8(c).

“Company IT Systems” has the meaning set forth in Section 3.16(b).

“Company Marked Materials” has the meaning set forth in Section 5.10(a).

“Confidentiality Agreement” has the meaning set forth in Section 5.1.

“Contract” means a contract, agreement, license, note, bond, mortgage, indenture, instrument or other legally binding arrangement with any Person.

“Contributed Assets” has the meaning set forth in Section 5.7(c).

“Debt Financing” has the meaning set forth in Section 4.7.

“Debt Financing Commitments” has the meaning set forth in Section 4.7.

“Derry Interconnect Agreement” has the meaning set forth in the Recitals.

“Derry Transportation Agreement” has the meaning set forth in the Recitals.

“Designated Director” has the meaning set forth in Section 5.13.

“Disputed Items” has the meaning set forth in Section 2.1(c)(v).

“DOJ” has the meaning set forth in Section 5.2(a).

“Easements” has the meaning set forth in Section 3.13(d).

“Effective Time” has the meaning set forth in Section 8.1.

“Employee Plans” has the meaning set forth in Section 3.12(a).

“Environmental Laws” means all Laws relating to pollution or protection of the environment or natural resources, including Laws relating to Releases or threatened Releases of Hazardous Substances (including, without limitation, Releases to ambient air, surface water, groundwater land and surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport, disposal or handling of Hazardous Substances.

“Environmental Permits” has the meaning set forth in Section 3.15.

“EQT Exchange Agreement” means the Asset Exchange Agreement substantially in the form attached hereto as Exhibit L, duly executed by the parties thereto pursuant to the terms of this Agreement.

“Equitable Gas” has the meaning set forth in the Recitals.

“Equitable Gas Interests” has the meaning set forth in the Recitals.

“Equitable Gas Merger” has the meaning set forth in Section 5.2(b).

“Equitable Gas NAESB” means the NAESB base contract and confirmation between Parent (or one of its Affiliates) and Equitable Gas (or its successor), substantially in the form attached hereto as Exhibit M, duly executed at Closing by the parties thereto.

“Equitable Homeworks” has the meaning set forth in the Recitals.

“Equitable Homeworks Interests” has the meaning set forth in the Recitals.

“Equitable Marks” has the meaning set forth in Section 5.10(a).

“Equitrans Account Payable” means the portion of the account payable shown on the balance sheet for Equitable Gas attributable to transportation and storage services related to Equitrans, L.P.  For illustrative purposes, such Equitrans Account Payable was Two Million Eight Hundred Fifty Thousand Eight Hundred Fifty-Four Dollars ($2,850,854) on the Balance Sheet as of September 30, 2012.

“Equity Financing Commitments” has the meaning set forth in Section 4.7.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other Person that, together with Equitable Gas or Equitable Homeworks, is required to be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA.

“Ernst & Young” has the meaning set forth in Section 5.14(c).

“Estimated Closing Adjustment Amount” has the meaning set forth in Section 2.1(c)(ii).

“Estimated Purchase Price” has the meaning set forth in Section 2.1(b).

“Estimated Retirement Plan Transfer Amount” has the meaning set forth in Section 5.6(g)(iv).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 5.7(a).

“Excluded Contracts” has the meaning set forth in Section 5.7(a)(iii).

“Executed Ancillary Agreements” has the meaning set forth in the Recitals.

“Extension Agreement” means the agreement to amend the existing transportation agreements and transportation and storage agreements between Parent (or one of its Affiliates) and Equitable Gas (or its successor), substantially in the form attached hereto as Exhibit N, duly executed at Closing by the parties thereto.

“FERC” has the meaning set forth in Section 5.2(c).

“Final Allocation Schedule” has the meaning set forth in Section 5.4(f)(iii).

“Final Closing Adjustment Amount” has the meaning set forth in Section 2.1(c)(vi).

“Final Retirement Plan Transfer Amount” has the meaning set forth in Section 5.6(g)(vi).

“Final Transfer Date” has the meaning set forth in Section 5.6(g)(vii).

“Financial Statements” has the meaning set forth in Section 3.5.

“Financing” means any form of financing to be arranged by Buyer the proceeds of which shall be used to consummate the transactions contemplated hereby.

“Financing Commitments” has the meaning set forth in Section 4.7.

“Financing Sources” has the meaning set forth in Section 4.7.

“Former Employee” has the meaning set forth in Section 5.6(g)(i).

“FTC” has the meaning set forth in Section 5.2(a).

“Ginger Hill Interconnect Agreement” has the meaning set forth in the Recitals.

“Governmental Entity” means any government or any governmental, regulatory or administrative agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, in each case whether federal, state or local, domestic or foreign.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Hazardous Substance” means any substance, material, product, derivative, compound, mixture, mineral, chemical, waste, medical waste or gas (excluding natural gas), defined or included within the definition of a “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic chemical,” “toxic substance,” “hazardous chemical,” “extremely hazardous substance,” “pollutant,” “contaminant” or any other words of similar meaning within the context used under any applicable Environmental Law.

“Holdco” has the meaning set forth in the first paragraph of this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” has the meaning set forth in Section 5.5(a)(iv).

“Indemnified Party” has the meaning set forth in Section 10.2.

“Indemnifying Party” has the meaning set forth in Section 10.2.

“Independent Accounting Firm” means an independent accounting firm of national reputation that is mutually acceptable to Buyer and Parent; provided, that if Buyer and Parent are unable to agree on a mutually acceptable Independent Accounting Firm, then the Parties shall request that the New York, New York office of the American Arbitration Association select an accounting firm to act as the Independent Accounting Firm hereunder; provided, that any such Independent Accounting Firm selected by the American Arbitration Association shall be of national reputation and shall (i) not be an Affiliate of Sellers or Buyer, (ii) not have had a material business relationship with Buyer or either Seller in the two (2) year period immediately preceding the proposed engagement of such Independent Accounting Firm, and (iii) have expertise in general accounting matters.

“Independent Tax Arbitrator” has the meaning set forth in Section 5.4(i).

“Initial Transfer Amount” has the meaning set forth in Section 5.6(g)(v).

“Intellectual Property” means all patents, patent applications, trademarks, service marks, tradenames, copyrights, proprietary software, inventions, trade secrets, and other proprietary intangible items.

“Interim Operational Balancing Agreement” means the Interim Operational Balancing Agreement, substantially in the form attached hereto as Exhibit O, duly executed at Closing by the parties thereto.

“Knowledge” or words to such effect mean, (i) with respect to Sellers, the actual knowledge of the persons listed on Schedule 1.1(b) after reasonable inquiry; provided, that with respect to Intellectual Property, such “reasonable inquiry” shall not be interpreted to require Sellers or any of their Affiliates (or any of their respective officers, directors, contractors or employees) to conduct, have conducted, obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches, and (ii) with respect to Buyer, the actual knowledge of the persons listed on Schedule 1.1(c) after reasonable inquiry.

“Law” means any applicable constitutional provision, statute, ordinance or other law, rule, code, regulation, or interpretation of any Governmental Entity and any decree, injunction, stay, judgment, order, ruling, assessment or writ.

“LDC Sale” means the sale of the Equitable Gas Interests and the Equitable Homeworks Interests by Sellers to Buyer.

“Leases” has the meaning set forth in Section 3.13(b).

“LIBOR Rate” means the one-month London Inter Bank Offer Rate.

“Liens” means liens (statutory or otherwise), charges, security interests, hypothecation, mortgage, restrictions, options, pledges, claims or encumbrances of any nature.

“Master Tower Lease and Sublease Agreement” means the Master Tower Lease and Sublease Agreement to be entered into in connection with certain parcels of land and telecommunication towers and appurtenant facilities and equipment located thereon by and between EQT Gathering, LLC, a Delaware limited liability company and Peoples Natural Gas Company, substantially in the form attached hereto as Exhibit P, duly executed at Closing by the parties thereto.

“Material Adverse Effect” means a change or effect, whether resulting from events, actions, inactions or circumstances, that either individually or in the aggregate is, or as applicable, would reasonably be expected to (a) be materially adverse to the business, assets, condition (financial or otherwise) or results of operations of the Companies, taken as a whole, or (b) prevent or materially impede the ability of Seller or either of the Companies to consummate the transactions contemplated herein or in the Ancillary Agreements, excluding, in any case, (i) any changes, circumstances or effects resulting from or relating to changes or developments in the economy, financial markets, interest rates, securities markets or commodity markets, (ii) any changes or effects resulting from or relating to changes in applicable Laws (including, without limitation, changes in Laws affecting owners or providers of gas production, gathering, transmission or distribution as a group) or in the political climate generally or in any specific region, in each case, which do not have a disproportionate effect (relative to other industry participants) on either of the Companies, (iii) any changes in conditions or developments generally applicable to the industries in which either of the Companies is involved, which do not have a disproportionate effect (relative to other industry participants) on either of the Companies, (iv) any changes resulting from or associated with acts of war or terrorism or changes imposed by a Governmental Entity associated with additional security to address concerns of terrorism, (v) any change in U.S. GAAP, or interpretations thereof, (vi) changes or effects to the extent constituting or involving any Excluded Asset, (vii) changes or effects resulting from the public announcement or pendency of the transactions contemplated by this Agreement or as a result of actions specifically contemplated by this Agreement, the Transfer Agreements or the Ancillary Agreements and (viii) any change or effect that is cured (including by the payment of money) before the earlier of the Closing and the termination of this Agreement pursuant to Article IX.

“Material Contracts” means, with respect to either Company (i) each Contract to which it is a party or by which it or any of its property may be bound (other than Excluded Contracts) relating to firm interstate pipeline transportation or natural gas storage, (ii) Contracts which (x) obligate such Company to make aggregate future payments of more than (A) One Million Dollars ($1,000,000) or (B) to the extent such future payments relate to any Equitable Gas Contract and would not reasonably be expected to be recoverable in the rate base of Equitable Gas (or its successor), Five Hundred Thousand Dollars ($500,000), and (y) are not terminable upon ninety (90) days or less notice, (iii) since September 30, 2012, Contracts for the purchase or sale of assets other than in the ordinary course of business, (iv) Contracts containing covenants not to compete in any line of business, with any Person or in any geographical area or not to offer to sell any product or service to any Person or class of Persons, (v) the Company Guarantees and any third-party guarantee obligations of the Companies, (vi) joint venture or other agreements involving the sharing of profits or losses, and (vii) Contracts with customers or suppliers involving the provision of goods or services for which the revenue recognized or expenses incurred during the twelve (12) months ended September 30, 2012 was in excess of, individually or in the aggregate, (x) One Million Dollars ($1,000,000) and (y) to the extent any such expenses relating thereto are with respect to any Equitable Gas Contract and would not reasonably be expected to be recoverable in the rate base of Equitable Gas (or its successor), Five Hundred Thousand Dollars ($500,000).

“Membership Interests” means one hundred percent (100%) of the Equitable Gas Interests and one hundred percent (100%) of the Equitable Homeworks Interests, collectively.

“Midstream Assets” has the meaning set forth in the Midstream Exchange Agreement.

“Midstream Exchange Agreement” has the meaning set forth in the Recitals.

“Net PP&E Amount” means the total aggregate property, plant and equipment (as such term is used in the Balance Sheet) of the Companies, net of depreciation through the Closing

Date, determined as of the close of business on the Closing Date and in accordance with U.S. GAAP (applied using the same principles and policies used to prepare the Balance Sheet).

“New Company Plans” has the meaning set forth in Section 5.6(c).

“New Financing Commitments” has the meaning set forth in Section 5.17.

“Non-Union Employee” has the meaning set forth in Section 5.6(b).

“OPEB Obligations” has the meaning set forth in Section 5.6(h).

“Owned Intellectual Property” has the meaning set forth in Section 3.16(a).

“Owned Real Property” means all land owned in fee by the Companies, together with all buildings, structures, improvements and fixtures located thereon, together with all easements, licenses, rights, privileges, appurtenances, interests and entitlements related thereto.

“Parent” has the meaning set forth in the first paragraph of this Agreement.

“Parent Marked Materials” has the meaning set forth in Section 5.10(b).

“Parent Marks” has the meaning set forth in Section 5.10(b).

“Parties” means Buyer and Sellers and “Party” means Buyer, Parent or Holdco, as applicable.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension/OPEB Employees” has the meaning set forth in Section 5.6(g)(i).

“Peoples Asset Transportation and Storage Agreement” has the meaning set forth in the Recitals.

“Peoples NAESB” has the meaning set forth in the Recitals.

“Peoples Natural Gas Company” means Peoples Natural Gas Company LLC, a Pennsylvania limited liability company.

“Peoples TWP” means Peoples TWP LLC, a Pennsylvania limited liability company.

“Permits” means permits, licenses and other governmental authorizations.

“Permitted Liens” means (i) Permitted Tax Liens, (ii) materialmen’s, warehousemen’s and mechanics’ Liens and other Liens arising by operation of law in the ordinary course of business for sums not yet due and relating to obligations as to which there is no default on the part of the Companies, and (iii) such other Liens, imperfections in or failures of title, easements, leases, licenses, restrictions, activity and use limitations, as do not materially impair the title to, possession, and/or use of such property for its intended purpose.

“Permitted Tax Lien” has the meaning set forth in Section 3.7(d).

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a union, a limited liability company, a trust, an unincorporated organization or a Governmental Entity or any other separate legal entity recognized pursuant to Law.

“Preliminary Closing Adjustment Schedule” has the meaning set forth in Section 2.1(c)(iii).

“PTWP Northern Lateral Capacity Lease” has the meaning set forth in the Recitals.

“PTWP Northern Lateral Transportation Agreement” has the meaning set forth in the Recitals.

“Purchase Price” has the meaning set forth in Section 2.1(b).

“Reasonable Efforts” means commercially reasonable efforts.

“Records” means the data and records of the Companies.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers or other closed receptacles containing any Hazardous Substances).

“Revised Retirement Plan Transfer Amount” has the meaning set forth in Section 5.6(g)(vi).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Actuary” has the meaning set forth in Section 5.6(g)(iv).

“Seller Consents” means the consents or notices set forth on Schedule 3.9.

“Seller Disclosure Schedule” has the meaning set forth in Article III.

“Seller Pension Plan” has the meaning set forth in Section 5.6(g)(ii).

“Seller Protected Parties” has the meaning set forth in Section 10.1(b).

“Seller Required Approvals” means the approvals, applications, notices or filings set forth on Schedule 3.9.

“Sellers” has the meaning set forth in the first paragraph of this Agreement.

“Shared Facilities” has the meaning set forth in Section 5.12.

“State Regulators” has the meaning set forth in Section 5.2(b).

“Subsidiary” of a Person means (i) any corporation, association or other business entity of which fifty percent (50%) or more of the total voting power of shares or other voting securities outstanding thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership or limited liability company of which such Person or one or more of the other Subsidiaries of such Person (or any combination thereof) is a general partner or managing member.

“Sunrise Transportation Agreement” has the meaning set forth in the Recitals.

“Sunrise Transportation and Storage Agreement” has the meaning set forth in the Recitals.

“Target Working Capital” means Working Capital in the amount of $10,538,820. Schedule 2.1(c) sets forth the calculation of Working Capital as of September 30, 2012, which equals the Target Working Capital.

“Tax” or “Taxes” means any and all U.S. federal, state, local or foreign net income, gross income, gross receipts, revenues, sales, use, ad valorem, transfer, franchise, capital stock, profits, license, license fee, environmental, customs duty, unclaimed property or escheat payments, alternative fuels, mercantile, lease, service, withholding, payroll, employment, unemployment, social security, disability, excise, severance, registration, stamp, occupation, premium, property (real or personal), windfall profits, fuel, value added, alternative or add on minimum, estimated or other similar taxes, duties, levies, customs, tariffs, imposts or assessments (including public utility commission assessments relating to revenues) imposed by any Governmental Entity, together with any interest, penalties or additions thereto payable to any Governmental Entity in respect thereof.

“Tax Proceeding” has the meaning set forth in Section 5.4(e).

“Tax Return” means any return, declaration, report, statement, election, claim for refund or other written document, together with all attachments, amendments and supplements thereto, filed with or provided to, or required to be filed with or provided to, a Governmental Entity in respect of Taxes.

“Transaction Financial Statements” has the meaning set forth in Section 5.14(b).

“Transactions” means the LDC Sale and the transactions contemplated by the Ancillary Agreements and the EQT Exchange Agreement.

“Transfer Agreements” means the EQT Exchange Agreement and any related agreements, certificates or assignments effecting the transfers of assets among Affiliates of Sellers and Equitable Gas described in Schedules 5.7(a)(ii), 5.7(a)(iii) and 5.7(c).

“Transfer Tax” means any sales, use, transfer, real property transfer, recording, stock transfer or other similar Taxes or fees, including any interest, penalties or additions thereto, whether disputed or not; provided, however, that the term “Transfer Tax” shall not include any Tax measured in whole or in part by net income.

“Transition Services Agreement” means the Transition Services Agreement substantially in the form attached hereto as Exhibit Q, duly executed at Closing by the parties thereto.

“True-Up Amount” has the meaning set forth in Section 5.6(g)(vii).

“Union Employee” has the meaning set forth in Section 5.6(a).

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“Working Capital” means current assets less current liabilities, not including (i) cash, (ii) affiliate assets and liabilities, (iii) any Tax assets or Tax liabilities (including income and non-income receivables, payables and reserves, and current deferred Tax assets and Tax liabilities), (iv) any assets or liabilities associated with the Employee Plans that are defined benefit pension plans and related trusts intended to qualify under Section 401(a) and Section 501(a) of the Code, (v) any assets or liabilities associated with the Employee Plans that provide post-employment welfare benefits, or (vi) reserves reflected in the applicable balance sheet described as “other current liabilities - reserves,” (the “BS Line Item”)  in each case determined in accordance with U.S. GAAP, on a basis consistent with past practice, and calculated as set forth on Schedule 2.1(c).

ARTICLE II

PURCHASE AND SALE OF STOCK

Section 2.1      Purchase and Sale of the Membership Interests.  Subject to the terms and conditions set forth in this Agreement:

(a)        Transfer of the Membership Interests.  At the Closing, Holdco shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase from Holdco, all of the Membership Interests free and clear of all Liens.

(b)        Purchase Price.  In consideration of the aforesaid sale, conveyance, transfer, assignment and delivery to Buyer of the Membership Interests, Buyer shall (or shall cause its Affiliates to) consummate the transactions contemplated by the Midstream Exchange Agreement and execute the other Ancillary Agreements, and pay cash consideration to Parent in the amount of Seven Hundred and Twenty Million Dollars ($720,000,000) (the “Base Price”), as

adjusted pursuant to Section 2.1(c) (the “Purchase Price”).  At the Closing, Buyer shall pay Parent an amount (the “Estimated Purchase Price”) equal to the Base Price plus (or minus) the Estimated Closing Adjustment Amount, as reasonably estimated and determined by Parent.  The Estimated Purchase Price shall be paid by wire transfer of immediately available funds to an account designated by Parent.  Parent shall provide wire instructions to Buyer at least five (5) Business Days prior to the Closing.

(c)        Adjustments to the Base Price.

(i)    The Base Price shall be adjusted as follows:

(A)    increased, dollar for dollar, by the total amount of the Working Capital of the Companies as of the Closing Date if the Working Capital is greater than the Target Working Capital or decreased, dollar for dollar, by the total amount of the Working Capital of the Companies as of the Closing Date if the Working Capital is less than the Target Working Capital;

(B)    increased, dollar for dollar, by the total amount that the Companies’ Net PP&E Amount exceeds Six Hundred Fifty-Five Million Nine Hundred Twenty-Six Thousand and Fifty-Nine Dollars ($655,926,059) as of the Closing Date, or decreased, dollar for dollar, by the total amount that the Companies’ Net PP&E Amount is less than Six Hundred Fifty-Five Million Nine Hundred Twenty-Six Thousand and Fifty-Nine Dollars ($655,926,059) as of the Closing Date;

(C)    reduced, dollar for dollar, by the total amount of Allowed Improvement Costs;

(D)    increased, dollar for dollar, by the total amount of reasonable and documented expenditures incurred and paid by Parent or its Affiliates with respect to the improvement projects described in the Ginger Hill Interconnect Agreement; and

(E)    increased, dollar for dollar, by the amount by which the Equitrans Account Payable as of the Closing Date is less than Two Million Eight Hundred Fifty Thousand Eight Hundred Fifty-Four Dollars ($2,850,854), or decreased, dollar for dollar, by the amount by which the Equitrans Account Payable as of the Closing Date is greater than Two Million Eight Hundred Fifty Thousand Eight Hundred Fifty-Four Dollars ($2,850,854).

(ii)   Buyer shall deliver all documentation of its Allowed Improvement Costs under Section 2.1(c)(i)(C) to Parent following Buyer’s incurrence of such expenses on a monthly basis, or as otherwise reasonably requested by Parent, but in any event no later than ten (10) Business Days prior to the Closing with respect to all such expenditures incurred through such date.  Parent shall deliver a good faith estimate of such adjustments to the Base Price at least five (5) Business Days prior to the Closing (the “Estimated Closing Adjustment Amount”).

(iii)                     As promptly as practical, but in no event later than ninety (90) days after the Closing, Buyer shall prepare and deliver to Parent a draft of a schedule reflecting the value of the adjustment amounts in subsection (i) above as of the Closing (the “Preliminary Closing Adjustment Schedule”), and with respect to the adjustment amounts in subsections (i)(A) and (i)(B) above, such amounts shall be prepared consistent with the basis on which, and using the same accounting policies, practices and principles with which Schedule 2.1(c) and the Companies’ Balance Sheet have been prepared.  Parent shall make available any information or personnel as reasonably requested by Buyer to prepare the Preliminary Closing Adjustment Schedule, including with respect to costs incurred by Parent or its Affiliates with respect to the adjustment amounts in subsection (i)(D) above.

(iv)                     Within sixty (60) days following the receipt by Parent of the Preliminary Closing Adjustment Schedule, Parent shall review the Preliminary Closing Adjustment Schedule.  During such time, Parent shall be permitted to review the working papers of Buyer relating to the Preliminary Closing Adjustment Schedule and shall have such access to Buyer’s personnel as may be reasonably necessary to permit Parent to review in detail the manner in which the schedule was prepared.  Buyer shall cooperate with Parent in facilitating such review.  All items of the Preliminary Closing Adjustment Schedule which are not objected to by Parent (by written notice to Buyer specifying such items and the reasons therefor in reasonable detail) by the expiration of such sixty (60) day period shall be deemed agreed upon by the Parties and shall be deemed conclusive for purposes of the Final Closing Adjustment Amount.

(v)                         Parent and Buyer shall attempt to resolve any disputed items which Parent notified Buyer of pursuant to subsection (iv) above (the “Disputed Items”) within thirty (30) days after receiving notice from Parent.  If during such thirty (30) day period any Disputed Items cannot be resolved, Parent and Buyer shall, within ten (10) days thereafter, cause the Independent Accounting Firm to promptly review this Agreement and the remaining Disputed Items for purposes of resolving the Disputed Items and calculating the Final Closing Adjustment Amount.  In making such calculation, the Independent Accounting Firm shall make a determination only of Disputed Items not resolved by Parent and Buyer and in the case of all other items shall use the amounts which are agreed upon by Parent and Buyer.  The Independent Accounting Firm shall deliver to Parent and Buyer, as promptly as practicable, but in no event later than thirty (30) days after the date such Disputed Items are submitted to the

Independent Accounting Firm, a report setting forth its resolution of the remaining Disputed Items and its calculation of the Final Closing Adjustment Amount, which report shall be final and binding upon the Parties hereto.  The cost of such review and report shall be borne by the Party against whom the disagreement is in large part resolved or, if the resolution does not substantially favor any Party, such costs shall be borne equally by Parent and Buyer.  In all events, the Independent Accounting Firm shall determine the assessment of such costs.

(vi)                     The amount reflected on the Preliminary Closing Adjustment Schedule agreed to by the Parties (including agreement demonstrated by Parent’s silence pursuant to Section 2.1(c)(iv) above) or as calculated by the Independent Accounting Firm pursuant to subsection (v) above, as the case may be, shall be the “Final Closing Adjustment Amount,” which shall be conclusive for all purposes of this Agreement.  If the Final Closing Adjustment Amount is greater than the Estimated Closing Adjustment Amount, Buyer shall promptly pay to Parent, in the manner and with interest as provided herein, the amount of the difference.  If the Final Closing Adjustment Amount is less than the Estimated Closing Adjustment Amount, Parent shall promptly pay to Buyer, in the manner and with interest as provided herein, the amount of the difference.  Any payments pursuant to this Section 2.1(c)(vi) shall be made within five (5) Business Days after the determination of the Final Closing Adjustment Amount and shall be made by causing such payments to be credited in immediately available funds to the account of Buyer or Parent, as the case may be, as may be designated by the Party receiving payment.

(vii)                 The amount of any payment to be made pursuant to any provision of this Section 2.1(c) shall bear interest from and including the Closing Date but excluding the date of payment, computed on the basis of the average LIBOR Rate over such period.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred sixty-five (365) days and the actual number of days for which interest is due.

(viii)             Sellers and Buyer each agree to treat, and to cause its Affiliates to treat, any payment made pursuant to this Section 2.1(c) as an adjustment to the Purchase Price for all Tax purposes, to the maximum extent permitted by applicable Law (except for the portion of any payment which constitutes interest under Section 2.1(c)(vii), which portion shall be treated as interest for all Tax purposes, to the maximum extent permitted by applicable Law).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as otherwise disclosed in the disclosure schedules delivered by Sellers to Buyer on the date hereof (the “Seller Disclosure Schedule”) corresponding to the particular section or subsection contained in this Article III (it being understood that disclosure for one section shall be deemed to be disclosure for any other section as to which the applicability is reasonably apparent from the face of the disclosure) or as otherwise expressly disclosed in or specifically contemplated by this Agreement or the Ancillary Agreements, each Seller hereby represents and warrants to Buyer that, as of the date hereof and as of the Closing Date (except where such representation or warranty is expressly made as of another specific date), as follows:

Section 3.1                       Organization and Corporate Power.

(a)                               Parent is a corporation duly incorporated and validly subsisting under the laws of the Commonwealth of Pennsylvania.  Parent is duly qualified or licensed to do business in each jurisdiction where the nature of the business conducted by it or the character or location of its assets and the actions to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect.

(b)                              Holdco is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.  Holdco is duly qualified or licensed to do business in each jurisdiction where the nature of the business conducted by it or the character or location of its assets and the actions to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect.

(c)                               Equitable Gas is a limited liability company duly organized and validly subsisting under the laws of the Commonwealth of Pennsylvania.  Equitable Gas is duly qualified or licensed to do business in each jurisdiction where the nature of the business conducted by it or the character or location of its assets and the actions to be performed by it hereunder makes such qualification or licensing necessary.  Equitable Gas has full limited liability company power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted.

(d)                             Equitable Homeworks is a limited liability company duly organized and validly subsisting under the laws of the Commonwealth of Pennsylvania.  Equitable Homeworks is duly qualified or licensed to do business in each jurisdiction where the nature of the business conducted by it or the character or location of its assets and the actions to be performed by it hereunder makes such qualification or licensing necessary.  Equitable Homeworks has full limited liability company power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted.

(e)                               Parent has delivered to Buyer each of the Companies’ certificates of organization and limited liability company operating agreements and the same are true and correct as amended through the date hereof.

Section 3.2                       Authorization; Validity.

(a)                               Each Seller and each of its Affiliates has all necessary corporate, limited liability company, or limited partnership right, power, capacity and authority to execute and deliver this Agreement, the Ancillary Agreements and the Transfer Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, and no other corporate, limited liability company, or limited partnership actions on the part of such Person are necessary to authorize the execution, delivery and performance of this Agreement, the Ancillary Agreements or the Transfer Agreements to which it is a party, or the consummation of the transactions contemplated hereby or thereby.

(b)                              This Agreement and the Executed Ancillary Agreements to which each Seller or its Affiliates is a party have been duly executed and delivered by such Person and constitute the valid and binding obligation of such Person, enforceable against such Person in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereinafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).  At or prior to the Closing, the Transfer Agreements and the Closing Date Ancillary Agreements will each be duly executed and delivered by such Seller or Affiliate of the Seller that is party thereto and will constitute the valid and binding obligation of such Person, enforceable against such Person in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereinafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.3                       No Conflict.  The execution, delivery and performance by each Seller or its Affiliates of this Agreement, the Ancillary Agreements, the Transfer Agreements and all other documents and instruments contemplated hereby or thereby to which such Person is a party and the consummation by such Person of the transactions contemplated hereby or thereby will not (a) violate, conflict with or result in a breach of any provisions of the certificate or articles of incorporation, bylaws, operating agreement, articles of organization, certificate of formation, limited partnership agreement or certificate of limited partnership of such Person or the Companies, (b) subject to the receipt of the Seller Required Approvals, violate any Law applicable to such Person or the Companies, or any Governmental Order or Permit applicable to each Seller or the Companies, or (c) violate or conflict with, or constitute (with due notice or lapse of time or both) a default under, any Material Contract, except, in the case of clauses (b) and (c) above, for such violations, conflicts or defaults as would not reasonably be expected to result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole.

Section 3.4                       Capitalization.

(a)                               Holdco owns of record and beneficially all of the authorized, issued and outstanding limited liability company membership interests of Equitable Gas.  Holdco owns of record and beneficially all of the authorized, issued and outstanding limited liability company membership interests of Equitable Homeworks.  There are (i) no authorized or outstanding subscriptions, warrants, options, convertible securities or other rights (contingent or otherwise) to purchase or otherwise acquire from the Companies any equity interests of or in the Companies, (ii) no commitments on the part of the Companies to issue membership interests, subscriptions, warrants, options, convertible securities or other similar rights, and (iii) no equity securities of the Companies reserved for issuance for any such purpose.  The Companies have no obligation (contingent or other) to purchase, redeem or otherwise acquire any of their respective equity securities.  Except for this Agreement, there is no voting trust or agreement, stockholders agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right or proxy relating to any equity securities of the Companies.  The Companies do not own any equity interests in any other Person.

(b)                              All of the Membership Interests have been or at the Closing shall be duly authorized and validly issued, and shall be free and clear of all Liens.

Section 3.5                       Financial Statements.  Parent has delivered to Buyer (a) unaudited balance sheets of the Companies at December 31, 2011 and September 30, 2012 and (b) unaudited statements of income and cash flows of the Companies for the year ended December 31, 2011 and the nine-month period ended September 30, 2012, such statements, collectively, the “Financial Statements.”  Except as set forth on Schedule 3.5 and except for the notes that would be required under U.S. GAAP and except for the absence of year-end audit adjustments in the case of the September 30, 2012 statements, which adjustments would not, individually or in the aggregate, be material, the Financial Statements have been prepared in accordance with U.S. GAAP applied on a basis consistent with the audited financial statements of Parent as of December 31, 2011 and for the periods then ended, and fairly present in all material respects the financial condition of the Companies as of the dates thereof and the results of their operations for the periods covered thereby.  Except as set forth on Schedule 3.5, the Companies have no liability or obligation (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, is material to the Companies, taken as a whole, other than (i) liabilities reflected or reserved against in the Financial Statements, (ii) liabilities or obligations that have arisen since December 31, 2011 in the ordinary course of business, or (iii) liabilities or obligations incurred in accordance with the terms of this Agreement, the Ancillary Agreements, the Transfer Agreements or any Material Contract.

Section 3.6                       Compliance with Law; Proceedings.

(a)                               Except as set forth on Schedule 3.6(a), each of the Companies is in compliance with all Laws, Permits and Governmental Orders applicable to it or its assets, properties or business (other than Tax Laws, which are addressed in Section 3.7, employment and labor laws, which are addressed in Sections 3.11 and 3.12, Environmental Laws, which are addressed in Section 3.15, and Laws relating to Intellectual Property, which are addressed in Section 3.16) except for such non-compliance as would not, or would not reasonably be expected to, result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole.  Except as set forth on Schedule 3.6(a), the Companies have all Permits necessary to own, lease or otherwise hold their properties and assets and to conduct their businesses as currently conducted, except where the failure to obtain the same would not reasonably be expected to result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole.  Except as set forth on Schedule 3.6(a), and except as would not result in, or would not reasonably be expected to result in, individually or in the aggregate, a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole, (i) each Permit is in full force and effect in accordance with its terms, (ii) there is no outstanding written notice, nor to Sellers’ Knowledge, any other notice of revocation, cancellation or termination of any Permit, and (iii) there are no proceedings pending or, to Sellers’ Knowledge, threatened that seek the revocation, cancellation, termination, material limitation or restriction of any Permit.

(b)                              Except as set forth on Schedule 3.6(b), there are no (i) Actions pending or, to Sellers’ Knowledge, threatened, or (ii) investigations pending or, to Sellers’ Knowledge, threatened, against the Companies, at law or in equity, or before or by any Governmental Entity which would, or would reasonably be expected to, result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole. The Companies are not in default with respect to, or in violation of, any Governmental Order known to or served upon the Companies, except for defaults and violations which would not or would not reasonably be expected to result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole.

Section 3.7                       Tax Matters.  Except as disclosed on Schedule 3.7:

(a)                               Each Company has at all times since formation been validly classified as a disregarded entity for U.S. federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-2(c)(2)(i), and no election has been filed by either Company requesting an alternative classification for U.S. federal income Tax purposes.

(b)                              All material Tax Returns required to be filed by the Companies, or with respect to the Companies or the Contributed Assets, have been timely filed, all such Tax Returns are true, correct and complete in all material respects, all material Taxes required to have been paid by either Company, or with respect to either Company or the Contributed Assets, or that could give rise to a Lien (other than a Permitted Tax Lien) on the assets of either Company or the Contributed Assets, have been timely paid, and all material Taxes required to have been withheld by either Company have been timely withheld, and such withheld Taxes have been timely paid to the proper Governmental Entity.

(c)                               (i) No written agreement waiving or extending, or having the effect of waiving or extending, the statute of limitations for the period of assessment or collection of any Taxes of either Company, or with respect to either Company or the Contributed Assets, which statute or period has not expired, and no power of attorney with respect to any such Taxes that remains in effect, has been filed or entered into by either Company with any Governmental Entity; (ii) the time for filing any material Tax Return of either Company, or with respect to either Company or the Contributed Assets, has not been extended to a date later than the date of this Agreement; (iii) there are no audits, claims, examinations, investigations or assessments regarding material Taxes pending against either Company or with respect to either Company or the Contributed Assets; and (iv) no Governmental Entity has asserted in writing, or to the Knowledge of Sellers, orally, any deficiency or claim with respect to material Taxes or any material adjustments to Taxes against either Company or with respect to either Company or the Contributed Assets that is pending or has not been properly reflected on the Financial Statements in accordance with U.S. GAAP.

(d)                             There are no Liens for Taxes on any asset of either Company or the Contributed Assets, except for Liens for Taxes not due or delinquent or which are being contested in good faith by appropriate proceedings, and for which adequate reserves have been established in accordance with U.S. GAAP (“Permitted Tax Liens”).

(e)                               None of the assets of either Company is, or has ever been, treated as an interest in a partnership or any other entity for U.S. federal income Tax purposes. Neither of the Companies (i) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns, or (ii) has any material liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or foreign Law.

(f)                                Neither of the Companies has any material liability for the Taxes of any other Person as a transferee or successor, by agreement (whether oral or written), under Law, or otherwise.

(g)                              The Companies have not participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local, or foreign Law) that could result in any Tax being imposed on either Company.

(h)                              For any state, local or foreign jurisdiction that does not treat the acquisition of the Membership Interests as an asset acquisition, the Companies will not be required to include any material item or amount of income in, or exclude any material item or amount of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period (or portion thereof) ending prior to the Closing Date; (ii) any state, local or foreign Tax analogue to any “closing agreement” as described in Section 7121 of the Code entered into prior to the Closing Date; (iii) any prepaid amount received prior to the Closing Date, (iv) any installment sale or open transaction disposition made prior to the Closing Date, or (v) any state, local, or foreign Tax analogue of Section 108(i) of the Code elected prior to the Closing Date.

This Section 3.7 and Section 3.12 contain the sole and exclusive representations and warranties provided in this Agreement with respect to all matters relating to Taxes of or with respect to either Company or with respect to the Contributed Assets.

Section 3.8                       Material Contracts.  The Contracts listed on Schedule 3.8 include all of the Material Contracts as of the date hereof.  Except as otherwise set forth on Schedule 3.8: (i) each Material Contract is valid, binding and in full force and effect on the Companies, and to Sellers’ Knowledge, on any other party to any Material Contract, and is enforceable by each of the Companies in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereinafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law), (ii) the Companies have performed, in all material respects, the obligations required to be performed by each of them to date under each Material Contract, and (iii) to Sellers’ Knowledge, there has not occurred a material violation of, or material default or breach by any other party under any Material Contract.

Section 3.9                       Consents and Approvals.  Subject to the receipt of the Seller Required Approvals and Seller Consents listed on Schedule 3.9, no registration or filing with, or consent or approval of or other action by, any Governmental Entity or any other Person is, or will be, necessary for the valid execution, delivery and performance by Seller of this Agreement, the Transfer Agreements or the Ancillary Agreements and the consummation of the transactions by the Sellers (or by the applicable Affiliate of Sellers) contemplated hereby or thereby, except where the failure to make or obtain such registrations, filings, consents or approvals would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.10               Brokers.  Neither Seller nor any Subsidiary or Affiliate thereof has any contract, arrangement or understanding with any investment banking firm, broker or finder with respect to the transactions contemplated by this Agreement, the Transfer Agreements or the Ancillary Agreements except for Lazard Ltd., whose fees and expenses shall be borne by Parent.

Section 3.11               Labor Matters.

(a)                               Schedule 3.11(a) lists the collective bargaining agreements to which the Companies are parties or are subject (together with any amendments thereto, each, a “Collective Bargaining Agreement,” and collectively, the “Collective Bargaining Agreements”).  The Collective Bargaining Agreements constitute the only collective bargaining agreements to which the Companies are parties or are subject and which relate to the business and operations of the Companies.

(b)                              Except as set forth on Schedule 3.11(b), the Companies (i) are in compliance in all material respects with the Collective Bargaining Agreements and with all applicable Laws regarding employment, employment practices and standards, terms and conditions of employment, and wages and hours, (ii) have not received written notice of any pending material unfair labor practice complaint, or any other charge or claim against the Companies brought or filed with the National Labor Relations Board related to Persons providing services to or on behalf of the Companies, (iii) have no arbitration proceeding pending against them that arise out of or under any Collective Bargaining Agreement which relates to the business or operations of the Companies, and (iv) are not currently experiencing, and have received no current threat of, any strike, work stoppage, slowdown, layoff, lockout, arbitration or other material labor dispute, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12               ERISA.

(a)                               Schedule 3.12(a) contains a true and correct list of each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each material bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other material employee benefit plan, program, agreement or arrangement maintained or contributed to or required to be contributed to by the Companies or an ERISA Affiliate for the benefit of any Company Employee or Former Employee or other service provider to the Companies who is a natural person (collectively, the “Employee Plans”).

(b)                              With respect to each of the Employee Plans, Parent has made available to Buyer correct and complete copies of each of the following documents: (i) the Employee Plan; (ii) the annual report and actuarial report, if required under ERISA or the Code, for the two most recently completed plan years; (iii) the most recent Summary Plan Description, if required under ERISA; (iv) if the Employee Plan is funded through a trust or other funding vehicle, the trust or other funding agreement and the two most recent financial statements thereof; and (v) the most recent determination letter received from the Internal Revenue Service with respect to each Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(c)                               No Employee Plan is maintained exclusively by the Companies, and, except as provided in Section 5.6, the Companies shall not have any liability under any Employee Plan after the Closing Date.  No Company Employee will accrue an additional benefit under an Employee Plan after the Closing Date.  No Employee Plan is a “multiemployer plan” within the meaning of Section 3(37)(A) of ERISA or a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. Neither the Companies nor any ERISA Affiliate has contributed to or been required to contribute to any “multiemployer plan” during the past six (6) years.

(d)                             Each Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification and, to Sellers’ Knowledge, no event has occurred that could reasonably be expected to result in disqualification of such Employee Plan.

(e)                               Each Employee Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code.  There are no pending or, to Sellers’ Knowledge, threatened claims by or on behalf of any of the

Employee Plans, by any employee or beneficiary covered under any Employee Plan as such or otherwise involving any Employee Plan (other than routine claims for benefits).

(f)                                No liability under Title IV of ERISA has been incurred by the Companies or any ERISA Affiliates that has not been satisfied in full when due, and no condition exists that presents a material risk to the Companies of incurring a liability under Title IV of ERISA (other than for the payment of insurance premiums to the PBGC, all of which have been timely paid to the extent already due).  No Employee Plan subject to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA or any trust established thereunder has failed to satisfy such requirements.  The PBGC has not instituted proceedings to terminate any Employee Plan, and no event or condition has occurred that could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Employee Plan.

(g)                              Except as set forth on Schedule 3.12(g), the consummation of the transactions contemplated by this Agreement, whether alone or together with any other event that standing alone would not trigger such benefits, will not (i) entitle any Company Employee or Former Employee to severance pay or any other payment or (ii) accelerate the time of payment, funding or vesting or increase the amount of compensation due any Company Employee or Former Employee. The consummation of the transactions contemplated by this Agreement will not constitute a change in the ownership, effective control or the ownership of a substantial portion of the assets of Parent within the meaning of Section 280G of the Code.

(h)                              No Employee Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to any Former Employee or to any Company Employee beyond his retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) intended to be qualified under Section 401(a) of the Code, or (iii) benefits the full costs of which are borne by the Former Employee, Company Employee or his respective beneficiary.

Section 3.13               Title to Properties.

(a)                               The Companies have good and marketable fee simple title to all Owned Real Property, each parcel of which is listed or described on Schedule 3.13(a), free and clear of any Liens, adverse claims and other matters affecting the Companies’ title to, possession and/or use of such property, except for: (i) Liens and encumbrances set forth on Schedule 3.13(a) and (ii) Permitted Liens.

(b)                              Schedule 3.13(b) sets forth the address of each property leased or subleased by any of the Companies under real property leases or subleases (excluding mineral leases) that obligate the Company to make aggregate future payments of at least One Hundred Thousand Dollars ($100,000) annually in each case, or that are for any of the Company’s offices or storage facilities, and a list, as of the date of this Agreement, of all such leases and subleases (the “Leases”), including the identification of the lessor and the lessee thereunder.  Sellers have made available to Buyer true and complete copies of each Lease.  Except as set forth on Schedule 3.13(b), with respect to each of the Leases, (i) such Lease is in full force and effect and constitutes a legal, valid and binding obligation of the applicable Company, and to the Knowledge of Sellers, of the other parties thereto, (ii) the applicable Company has a good and valid leasehold interest in the real property leased by it as lessee under such Lease, (iii) the transactions contemplated by this Agreement and any ancillary agreement will not result in a material breach of or material default under such Lease, and (iv) to the Knowledge of Sellers, none of the Companies nor any other party thereto is in material default under any Lease nor, to the Knowledge of Sellers, are there any facts or circumstances existing with respect to any Lease which would, after notice or lapse of time or both, constitute or result in a material default or material breach under any such Lease.

(c)                               Except as set forth on Schedule 3.13(c), to Sellers’ Knowledge, there are no encroachments or other encumbrances on any of the Companies’ gas pipelines transmission easements or rights-of-way that materially adversely affect the use thereof as currently conducted.

(d)                             The Companies’ businesses have been and are being conducted in a manner that does not violate any material term of any easements, rights of way, memorandum of easements, permits, servitudes, licenses, leasehold estates, any instruments creating an interest in real property, and similar rights related to real property (collectively, “Easements”) used in connection with the Companies’ businesses.  All Easements (i) are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other Laws of general applicability affecting the rights of creditors generally or principles of equity and (ii) grant all the material rights purported to be granted thereby and all rights necessary thereunder for the current operation of the Companies’ businesses, except where the failure of any such Easement to be valid and enforceable or to grant the rights purported to be granted thereby or necessary thereunder would not reasonably be expected to materially impair the conduct of the Companies’ businesses as currently conducted.

Section 3.14               Insurance.  Schedule 3.14 sets forth a list of the material insurance policies that the Companies hold or of which either of the Companies is the beneficiary.  Such policies are in full force and effect, and the Companies have received no written notice of any pending or threatened termination of such policies.

Section 3.15               Compliance With Environmental Laws  Except as set forth on Schedule 3.15, (a) the Companies are, and at all times have been, in compliance with applicable Environmental Laws except for such non-compliance as would not, or would not reasonably be expected to result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole, (b) except as would not, or would not reasonably be expected to result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole, (i) the Companies have all Permits necessary under applicable Environmental Laws (“Environmental Permits”) to own, lease or otherwise hold their properties and assets and to conduct their business as currently conducted, (ii) each Environmental Permit is in full force and effect in accordance with its terms, (iii) there is no outstanding written notice or, to Sellers’ Knowledge, any other notice of revocation, cancellation or termination of any Environmental Permit, and (iv) there are no proceedings pending or, to Sellers’ Knowledge, threatened that seek the revocation, cancellation, termination, material limitation or restriction of any Environmental Permit, (c) to Sellers’ Knowledge, Hazardous Substances have not been Released by any Seller, the Companies or any Person acting at the direction or on the behalf of any Seller or the Companies that would reasonably be likely to result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole; (d) to Seller’s Knowledge, Hazardous Substances have not been Released by any third-party at any property currently owned or leased by the Companies that would reasonably be likely to result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Companies, taken as a whole; (e) no written notices of any violation of Environmental Laws relating to the operations or properties of the Companies have been received by and are pending against any Seller or the Companies, except for such matters as would not, or would not reasonably be expected to result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operation of, the Companies, taken as a whole, and (f) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits, claims, proceedings or investigations pending or, to Sellers’ Knowledge, threatened, relating to non-compliance by the Companies with or liability of the Companies under applicable Environmental Laws, except for such matters as would not, or would not reasonably be expected to, result in a material adverse effect on the business, assets, condition (financial or otherwise), or results of operation of the Companies, taken as a whole.

Section 3.16               Intellectual Property.

(a)                               Except for the Intellectual Property set forth on Schedule 3.16 (together with any material trade secrets owned by the Companies, the “Owned Intellectual Property”), the Companies do not own any material Intellectual Property (excluding trade secrets), and, to the Sellers’ Knowledge, each Company owns or has the valid right to use all other Intellectual Property used in and material to the conduct of its business as currently conducted; provided, however, for the avoidance of doubt, but without limiting the representation set forth in the penultimate sentence of this Section 3.16(a), the foregoing shall not be deemed to constitute a representation or warranty with respect to infringement or other violation of Intellectual Property of third parties.  Other than as set forth on Schedule 3.16, to Sellers’ Knowledge, (i) no Person other than the Companies owns, or has claimed any ownership in or to, any Owned Intellectual Property material to the Companies’ businesses as currently conducted, (ii) no Person is infringing upon any Owned Intellectual Property material to the Companies’ businesses as currently conducted, and (iii) the registered and applied-for Owned Intellectual Property is valid and enforceable in all material respects.  There is no claim, suit, action or proceeding pending or, to Sellers’ Knowledge, threatened against Sellers or the Companies asserting that the Companies’ use of any Intellectual Property infringes upon the rights of any third parties.  To Sellers’ Knowledge, the Owned Intellectual Property does not violate or infringe any Intellectual Property of any other Person in any material respect.  The representations and warranties made in this Section 3.16 are the sole and exclusive representations and warranties of Sellers relating to Intellectual Property.

(b)                              All of the Companies’ information technology and computer systems used in and material to the conduct of the business of the Companies’ businesses as currently conducted (collectively, “Company IT Systems”) have been maintained (or if controlled by a third party, have been required by the Companies to be maintained) in a commercially reasonable manner.  The Company IT Systems are not defective in a manner that would prevent such Company IT Systems from performing the information technology operations necessary to conduct the Companies’ businesses as currently conducted, in any material respect (other than any defects occurring, and that can be corrected, in the ordinary course of business).  The Companies have taken commercially reasonable measures to implement procedures for the back-up and recovery of the data and information necessary to the conduct of the Companies’ businesses as currently conducted.

(c)                               Except as set forth on Schedule 3.16 and except for the Excluded Assets, the Parent Marks, the Contributed Assets and Intellectual Property and services to be provided pursuant to the Transition Services Agreement, the Intellectual Property owned, licensed or to which the Companies otherwise have a valid right to use, include all of the Intellectual Property used in and necessary after the Closing to conduct the Companies’ businesses in substantially the same manner as each business is currently conducted, in any material respect; provided, however, for the avoidance of doubt, the foregoing shall not be deemed to constitute a representation or warranty with respect to infringement or other violation of Intellectual Property of third parties.

Section 3.17               Absence of Change.  Except as set forth on Schedule 3.17 or as contemplated by this Agreement, the Ancillary Agreements or the Transfer Agreements, since December 31, 2011, the Companies have conducted their business in the ordinary course of business, consistent with past practice, and have not suffered any change in business, financial condition or results of operations that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

Section 3.18               Sufficiency of Assets.  Except for the Excluded Assets, the Contributed Assets and services to be provided pursuant to the Transition Services Agreement, the assets and properties of the Companies include all of the assets and properties reasonably necessary after the Closing to conduct the Companies’ businesses in substantially the same manner as each business is currently conducted.

Section 3.19               Transactions with Affiliates.  Schedule 3.19 contains a complete list of all material transactions or arrangements relating to the operations of either Company, for provision of services or otherwise, entered into among either Company, on the one hand, and either Seller or any Affiliate of Sellers (other than either Company), on the other hand, in each case required to conduct the Companies’ businesses after the Closing in substantially the same manner as each business is currently conducted.  Notwithstanding anything in this Agreement or the Seller Disclosure Schedule to the contrary, nothing in this Agreement or the Seller Disclosure Schedule shall restrict or limit in any way the services to be provided pursuant to the Transition Services Agreement.

Section 3.20               No Bankruptcy; Intent.  There are no bankruptcy, reorganization or arrangement proceedings pending or, to the Knowledge of Sellers, threatened against either of the Companies.  Neither Seller is entering into this Agreement with the intent to hinder, delay or defraud creditors.

Section 3.21               Regulatory Matters.  Equitable Gas has included the existing transportation agreements and transportation and storage agreements between Equitable Gas and Equitrans, L.P. that are the subject of the Extension Agreement in its most recent filings with the State Regulators regarding its purchased gas costs, and, to the Knowledge of Sellers, no State Regulator has notified Seller of concern over excess capacity under the gas transportation and storage capacity contracts that Equitable Gas has entered with Equitrans, L.P. that are the subject of the Extension Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as otherwise disclosed in the disclosure schedules delivered by Buyer to Sellers on the date hereof (the “Buyer Disclosure Schedule”) corresponding to the particular section or subsection contained in this Article IV (it being understood that disclosure for one section shall be deemed to be disclosure for any other section as to which the applicability is reasonably apparent from the face of the disclosure) or as otherwise expressly disclosed in or specifically contemplated by this Agreement or the Ancillary Agreements, Buyer hereby represents and warrants to Sellers that, as of the date hereof and as of the Closing Date (except where such representation or warranty is expressly made as of another specific date), as follows:

Section 4.1                       Formation and Power of Buyer.

(a)                               Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the state of Delaware and has full limited liability company power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to the extent a party thereto.  Buyer is duly qualified or licensed to do business in each jurisdiction where the nature of the business conducted by it or the character or location of its assets and the actions to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Buyer Material Adverse Effect.

(b)                              Peoples Natural Gas Company is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has full limited liability company power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to the extent a party thereto.  Peoples Natural Gas Company is duly qualified or licensed to do business in each jurisdiction where the nature of the business conducted by it or the character or location of its assets and the actions to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Buyer Material Adverse Effect.  Peoples Natural Gas Company has full limited liability company power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted.

(c)                               Peoples TWP is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  Peoples TWP is duly qualified or licensed to do business in each jurisdiction where the nature of the business conducted by it or the character or location of its assets and the actions to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Buyer Material Adverse Effect.  Peoples TWP has full limited liability company power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted.

Section 4.2                       Authorization; Validity.

(a)                               Buyer and each of the Buyer Affiliates has all necessary corporate, limited liability company, or limited partnership right, power, capacity and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, and no other corporate, limited liability company, or limited partnership actions on the part of Buyer or its Affiliates are necessary to authorize the execution, delivery and performance of this Agreement or the Ancillary Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

(b)                              This Agreement, and the Executed Ancillary Agreements to which Buyer or any Buyer Affiliate is a party, have been duly executed and delivered by such Person and constitute the valid and binding obligation of such Person, enforceable against such Person in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).  At the Closing, the Closing Date Ancillary Agreements will be duly executed and delivered by Buyer and each of the Buyer Affiliates that are party thereto and will constitute the valid and binding obligation of such Person, enforceable against such Person in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.3                       No Conflict.  The execution, delivery and performance by Buyer or, as applicable, any Buyer Affiliate of this Agreement, the Ancillary Agreements and all other documents and instruments contemplated hereby and thereby to which such Person is a party and the consummation by such Person of the transactions contemplated hereby and thereby will not (a) violate, conflict with or result in a breach of any provisions of the certificate or articles of incorporation, bylaws, articles of organization, partnership agreement, formation agreement or other similar organizational documents of such Person, (b) subject to the receipt of the Buyer

Required Approvals, violate any Law applicable to such Person, or any Governmental Order or Permit applicable to such Person, except for such violations, conflicts, defaults or Liens which would not reasonably be expected to have a Buyer Material Adverse Effect, or (c) subject to the receipt of the Buyer Consents, violate or conflict with, or constitute (with due notice or lapse of time or both) a default under any material Contract, except for such violations, conflicts or defaults which would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.4                       Consents and Approvals.  Subject to the receipt of the Buyer Required Approvals and Buyer Consents listed on Schedule 4.4, no registration or filing with, or consent or approval of or other action by, any Governmental Entity or any other Person is or will be necessary for the valid execution, delivery and performance by Buyer (or the applicable Buyer Affiliate) of this Agreement or the Ancillary Agreements and the consummation by Buyer (or the applicable Buyer Affiliate) of the transactions contemplated hereby or thereby, except where the failure to make or obtain such registrations, filings, consents or approvals would not have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.5                       Compliance with Law; Proceedings.

(a)                               Except as set forth on Schedule 4.5(a), Buyer, Peoples Natural Gas Company and Peoples TWP are in compliance with all Laws, Permits and Governmental Orders applicable to them or their assets, properties or business except for such non-compliance as would not reasonably be expected to have a Buyer Material Adverse Effect.  Except as set forth on Schedule 4.5(a), Buyer, Peoples Natural Gas Company and Peoples TWP have all Permits necessary to own, lease or otherwise hold their properties and assets and to conduct their businesses as currently conducted, except where the failure to obtain the same would not reasonably be expected to have a Buyer Material Adverse Effect.  Except as set forth on Schedule 4.5(a), and except as would not have, or would not reasonably be expected to have, a Buyer Material Adverse Effect, (i) each Permit held by Buyer, Peoples Natural Gas Company or Peoples TWP is in full force and effect in accordance with its terms, (ii) there is no outstanding written notice, nor to Buyer’s Knowledge, any other notice of revocation, cancellation or termination of any Permit held by Buyer, Peoples Natural Gas Company or Peoples TWP, and (iii) there are no proceedings pending or, to Buyer’s Knowledge, threatened that seek the revocation, cancellation or termination of any Permit held by Buyer, Peoples Natural Gas Company or Peoples TWP.

(b)                              Except as set forth on Schedule 4.5(b), there are no (i) actions, suits, claims or proceedings (including, but not limited to, any arbitration proceedings) pending or, to Buyer’s Knowledge, threatened or (ii) investigations which, to Buyer’s Knowledge, are pending or threatened, against Buyer, Peoples Natural Gas Company or Peoples TWP, at law or in equity, or before or by any Governmental Entity which would reasonably be expected to have a Buyer Material Adverse Effect.  None of Buyer, Peoples Natural Gas Company or Peoples TWP is in default with respect to any order, writ, injunction or decree known to or served upon Buyer, Peoples Natural Gas Company or Peoples TWP of any Governmental Entity, except for defaults which would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.6                       Brokers.  Neither Buyer nor any Affiliate of Buyer has any contract, arrangement or understanding with any investment banking firm, broker or finder with respect to the transactions contemplated by this Agreement or the Ancillary Agreements except for any Affiliate of Buyer, whose fees and expenses shall be borne by Buyer.

Section 4.7                       Availability of Funds.  Buyer has delivered to the Parent true, correct and complete copies of (i) the commitment letter from the financial institutions identified therein, including all exhibits, schedules, annexes, documents containing “market flex” provisions binding on the Buyer (including redacted versions of any relevant fee letter), if any, and amendments thereto made prior to the date hereof, if any (the “Debt Financing Commitments”), pursuant to which the lenders party thereto (the “Financing Sources”) have committed, subject to the terms and conditions thereof, to lend and fund (as applicable) the amounts set forth therein (the “Debt Financing”), and (ii) the equity commitment letter(s) from the equity investors identified therein (the “Equity Financing Commitments” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which such parties have committed, subject to the terms thereof, to invest the cash amounts set forth therein. Prior to the date of this Agreement, (i) none of the Financing Commitments has been amended or modified, and (ii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect.  Each of the Equity Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto.  Each of the Debt Financing Commitments, in the form so delivered, is in full force and effect as of the date of this Agreement and is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Financing Commitments, nor does Buyer have Knowledge of any breach of the Financing Commitments by any of the other parties thereto.  As of the date hereof, Buyer has no Knowledge of any event which, with or without notice, lapse of time or both, would cause any condition contained in the Financing Commitments not to be satisfied, or would be reasonably likely to result in any portion of the financing contemplated by the Financing Commitments to be unavailable.  The consents and waivers set forth in the Letter Agreement, dated as of the date hereof, among Buyer, LDC Holdings LLC and the lenders set forth therein (a true, correct, and complete copy of which has been provided to Sellers) are the only consents of, or waivers by, any third party that are necessary for Buyer to obtain under its existing credit agreement and the credit agreement of LDC Holdings LLC referred to in such Letter Agreement in connection with the transactions contemplated by this Agreement, including obtaining the financing pursuant to the Financing Commitments.  Such Letter Agreement has been duly executed by all parties thereto, including the requisite lenders required under each credit agreement referred to therein, and is in full force and effect.  Buyer has fully paid to the extent required to be paid prior to the date hereof any and all commitment fees incurred in connection with the Financing Commitments and will pay when due all other commitment fees incurred in connection with the Financing Commitments as and when they become due and payable.  The Financing Commitments, when funded in accordance with their terms, will provide Buyer with financing immediately before the Closing sufficient to consummate the transactions contemplated hereby and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II and all associated costs and expenses.  To the extent that this Agreement or any Exhibit to this Agreement must be in a form acceptable to a lender or equity sponsor under the Financing Commitments, such lender or equity sponsor has approved this Agreement or such Exhibit.  For the avoidance of doubt, none of the rights and obligations of any party to this Agreement, nor the transactions contemplated hereby, are subject to any term or condition providing that Buyer first obtain financing of any sort.

Section 4.8                       Investment.  Buyer is acquiring the Membership Interests for investment and not with a view to their sale or distribution other than in a sale or distribution which is registered under applicable securities laws or is exempt from such registration.

Section 4.9                       Midstream Upgrades.  As of the date hereof, Buyer has commenced and intends to continue to prosecute the construction of the modernization upgrade projects described in Schedule 4.9 in a workmanlike manner and in accordance with applicable Law.

ARTICLE V

ACCESS; ADDITIONAL AGREEMENTS

Section 5.1                       Access to Information; Continuing Disclosure.  Subject to legal or regulatory requirements, including under the HSR Act, Sellers and Buyer shall cooperate in developing a mutually acceptable transition plan, which shall include (a) reasonable access, at reasonable times and upon reasonable notice during normal business hours, to the employees, properties, books and records of the Companies, and with respect to the Midstream Assets, to Buyer, (b) the furnishing of financial and operating data and other information reasonably requested by Buyer or Sellers, and (c) Reasonable Efforts to facilitate the transition of data and information technology as contemplated by this Agreement or the Midstream Exchange Agreement at or as soon as reasonably possible after the Closing.  Buyer, Sellers and the Companies shall not be required to take any action that would constitute a waiver of the attorney-client privilege.  Buyer, Sellers and the Companies need not supply any information that such party is prohibited under applicable Law from supplying nor any competitively sensitive information of such party or its Affiliates.  All requests for information made pursuant to this Section 5.1 shall be directed to the Treasurer of Parent or such other person as may be designated in writing by Parent, or to the Chief Operating Officer of Buyer or such other person as may be designated in writing by Buyer.  All information furnished by or on behalf of Buyer, Sellers or the Companies hereunder shall be subject to the terms of the Confidentiality Agreement, dated as of September 12, 2011, as amended and restated August 31, 2012, between Parent and SteelRiver Operations LP (the “Confidentiality Agreement”).

Section 5.2                       Regulatory Approvals.

(a)                               Buyer and Sellers shall as promptly as practical, but in no event later than one hundred twenty (120) days following the execution and delivery of this Agreement (or such later date as the parties shall mutually agree), each file with the United States Federal Trade

Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the Notification and Report Form under the HSR Act required in connection with the transactions contemplated hereby and by the Ancillary Agreements and as promptly as practicable supply any additional information, if any, requested in connection herewith pursuant to the HSR Act.  Any such Notification and Report Form and additional information, if any, submitted to the FTC or the DOJ shall be in substantial compliance with the requirements of the HSR Act.  Buyer and Sellers shall jointly and on an equal basis, direct the process, positions taken and the regulatory action requested in connection with the filings and the requirements of the HSR Act.  Each of Buyer and Sellers shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary under the HSR Act and shall give each other reasonable opportunity to comment on any such submission (other than confidential information or documents not created for purposes of such submission).  Each of Buyer and Sellers shall keep the other apprised in a prompt manner of the status and substance of any communications with, and inquiries or requests for additional information from, the FTC and the DOJ, shall comply promptly with any such inquiry or request and shall give each other a reasonable opportunity to participate in any such communications and to comment on any proposed written communications.  Notwithstanding the foregoing, no Party shall be required to disclose to another Party any privileged or competitively sensitive information of such Party or any of its Affiliates.  Each of Buyer and Sellers shall use its reasonable efforts to obtain, and shall reasonably cooperate with each other in obtaining, the termination or expiration of any applicable waiting period required under the HSR Act for the consummation of the transactions contemplated hereby; provided, however, that such “reasonable efforts” shall not require Sellers to agree to any term, condition, restriction, imposed liability or other provision required by the FTC or DOJ that would reasonably be expected to result in a significant reduction in the expected benefits of the Transactions to Sellers, and shall not require Buyer or any Buyer Affiliate to agree to any term, condition, restriction, imposed liability or other provision required by the FTC or DOJ that is materially adverse to the operations or the business of Buyer or the Buyer Affiliates, taken as a whole, or the Companies, taken as a whole.  The cost of filing fees under the HSR Act shall be borne by the Party incurring such fees.

(b)                              Each of Buyer and Sellers shall use its reasonable efforts to submit to the West Virginia Public Service Commission, the Pennsylvania Public Utility Commission and the Kentucky Public Service Commission (together, the “State Regulators”) all required petitions, declarations, filings and registrations required in connection with this Agreement, the EQT Exchange Agreement or the Ancillary Agreements, and in connection with the merger or consolidation between Buyer’s designated Subsidiary and Equitable Gas which is to take place on or after the Closing (the “Equitable Gas Merger”), as promptly as practical, but in no event later than one hundred twenty (120) days following the execution and delivery of this Agreement (or such later date as the parties shall mutually agree); provided, that such required petitions, declarations, filings and registrations shall not include seeking any approval to merge the rates of Equitable Gas and Peoples Natural Gas Company or Peoples TWP.  Buyer and Sellers shall jointly, and on an equal basis, direct the process, positions taken and the regulatory action requested in such filings.  Buyer and Sellers shall furnish to each other all such information in its possession as may be necessary for the completion of such notifications or applications to be filed and shall give each other reasonable opportunity to comment on such notifications or applications. Each of Buyer and Sellers shall keep the other apprised in a prompt manner of the status and substance of any communication with, and inquiries or requests for additional information from the State Regulators, shall comply promptly with any such inquiry or request and shall give each other a reasonable opportunity to participate in any such communications and to comment on any proposed written communications.  Notwithstanding the foregoing, no Party shall be required to disclose to another Party any privileged or competitively sensitive information of such Party or any of its Affiliates.  With respect to any such filings or consents, Buyer and Sellers shall each use its reasonable efforts to obtain, and shall reasonably cooperate with each other in obtaining, all consents or approvals; provided, however, that such “reasonable efforts” shall not require Sellers to agree to any term, condition, restriction, imposed liability or other provision required by a State Regulator that would reasonably be expected to result in a significant reduction in the expected benefits of the Transactions to Sellers, and shall not require Buyer or any Buyer Affiliate to agree to any term, condition, restriction, imposed liability or other provision required by a State Regulator that is materially adverse to the operations or the business of Buyer or the Buyer Affiliates, taken as a whole, or the Companies, taken as a whole.

(c)                               Each of Buyer and Sellers shall, as promptly as practical, but in no event later than one hundred twenty (120) days following the execution and delivery of this Agreement (or such later date as the parties shall mutually agree), use its reasonable efforts to submit to the Federal Energy Regulatory Commission (“FERC”) all filings necessary and required under Section 7 of the Natural Gas Act in connection with this Agreement, the EQT Exchange Agreement, or the Ancillary Agreements.  Buyer and Sellers shall furnish to each other all such information in its possession as may be necessary for the completion of the notifications or applications to be filed and shall give each other reasonable opportunity to comment on such filing.  Each of Buyer and Sellers shall keep the other apprised in a prompt manner of the status and substance of any communication with, and inquiries or requests for additional information from FERC, shall comply promptly with any such inquiry or request and shall give each other a reasonable opportunity to participate in any such communications and to comment on any proposed written communications.  Notwithstanding the foregoing, no Party shall be required to disclose to another Party any privileged or competitively sensitive information of such Party or any of its Affiliates.  With respect to any such filings, Buyer and Sellers shall each use its reasonable efforts to obtain, and shall reasonably cooperate with each other in obtaining, all consents or approvals; provided, however, that such “reasonable efforts” shall not require Sellers to agree to any term, condition, restriction, imposed liability or other provision required by FERC that would reasonably be expected to result in a significant reduction in the expected benefits of the Transactions to Sellers, and shall not require Buyer or any Buyer Affiliate to agree to any term, condition, restriction, imposed liability or other provision required by FERC that is materially adverse to the operations or the business of Buyer or the Buyer Affiliates, taken as a whole, or the Companies, taken as a whole.

(d)                             Each of Buyer and Sellers shall, as promptly as practical, but in no event later than one hundred twenty (120) days following the execution and delivery of this Agreement (or such later date as the parties shall mutually agree), submit to the appropriate agencies or third parties all declarations, filings and registrations listed on Schedules 3.9 and 4.4 (other than those specifically provided above) and shall take such other actions to obtain or make any other consents, filings, notices or other actions as appropriate to consummate the transactions contemplated hereby or by the Transfer Agreements or the Ancillary Agreements.  Buyer and Sellers shall jointly, and on an equal basis, direct the process, positions taken and the regulatory action requested in such regulatory filings.  Buyer and Sellers shall furnish to each other all such information in its possession as may be necessary for the completion of the notifications or applications to be filed by the other Party and shall give each other reasonable opportunity to comment on such notifications or applications with respect to regulatory filings.  Each of Buyer and Sellers shall keep the other apprised in a prompt manner of the status and substance of any communication with, and inquiries or requests for additional information from appropriate agencies or regulatory authorities, shall comply promptly with any such inquiry or request and shall give each other a reasonable opportunity to participate in any such communications and to comment on any proposed written communications.  Notwithstanding the foregoing, no Party shall be required to disclose to another Party any privileged or competitively sensitive information of such Party or any of its Affiliates.  With respect to any such filings or consents, Buyer and Sellers shall each use its reasonable efforts to obtain, and shall reasonably cooperate with each other in obtaining all consents or approvals; provided, however, that such “reasonable efforts” shall not require Sellers to agree to any term, condition, restriction, imposed liability or other provision required by an agency or third party that would reasonably be expected to result in a significant reduction in the expected benefits of the Transactions to Sellers, and shall not require Buyer or any Buyer Affiliate to agree to any term, condition, restriction, imposed liability or other provision required by an agency or third party that is materially adverse to the operations or the business of Buyer or the Buyer Affiliates, taken as a whole, or the Companies, taken as a whole.

Section 5.3                       Further Assurances.

(a)                               Subject to Section 5.2, from time to time from the date hereof, as and when requested by any Party hereto, the requested Party shall use reasonable efforts to take or to cause to be taken, all action and to do, or cause to be done, or to execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other Party may reasonably deem necessary, proper or advisable to consummate the transactions contemplated by this Agreement, the Transfer Agreements and the Ancillary Agreements, as promptly as practicable, including, without limitation, such actions as are necessary in connection with obtaining any third party consents, including those identified on Schedules 3.9 or 4.4, or any regulatory filings as any Party may undertake in connection herewith or in connection with the Transfer Agreements or the Ancillary Agreements or to satisfy the conditions and covenants contained herein or therein.  Each Party shall cooperate fully and in good faith with the other Party in assisting with complying with this Section 5.3.

(b)                              Sellers and Buyer shall use reasonable efforts to implement the provisions of this Agreement and the Ancillary Agreements, and, for such purpose, at the request of the other Party, shall, at or after the Closing, promptly execute and deliver, or cause to be so executed and delivered, such documents to the other Party and take such further action as the other Party may deem reasonably necessary or desirable to facilitate or better evidence the consummation of the transactions contemplated hereby or thereby.

Section 5.4                       Tax Matters.

(a)                               Transfer Taxes.  Buyer shall be responsible for the timely payment of all Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, except that Sellers shall be responsible for the timely payment of all Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by Section 5.7(c) of this Agreement.  Each Party shall prepare and file when due all necessary documentation and Tax Returns with respect to the Transfer Taxes for which the Party is responsible, and the other Party will join in the execution of any such Tax Returns to the extent required by Law, and the Parties will reasonably cooperate with each other to eliminate or reduce any such Transfer Taxes to the maximum extent permitted by applicable Law.  Upon the written request of Parent setting forth in detail the computation of the amount owed, Buyer shall pay to Parent, no later than twenty (20) days after receipt of Parent’s request for payment, the Transfer Taxes for which Buyer is liable under this Section 5.4(a) but which are payable by Parent or any of its Affiliates pursuant to applicable Law.

(b)                              Tax Returns.  Except as otherwise provided in Section 5.4(a):

(i)               Parent shall prepare, or cause to be prepared, all Tax Returns required to be filed after the Closing Date by either Company, or with respect to either Company or the Contributed Assets, for taxable years or periods ending before the Closing Date.  All such Tax Returns shall be prepared in a manner reasonably consistent with past practice, unless otherwise required by Law.  Not later than twenty (20) days prior to the due date for filing each such Tax Return to be filed by a Company, Parent shall provide Buyer with a draft copy of such Tax Return for review and comment, and Parent shall consider in good faith all reasonable comments provided by Buyer with respect to any such draft copy not later than ten (10) days prior to such due date.  Parent shall pay to Buyer, not later than five (5) days prior to such due date, the amount of all Taxes due in respect of such Tax Return (as revised to take into account any comments provided by Buyer and accepted by Sellers).  Subject to Parent’s compliance with this Section 5.4(b)(i), Buyer shall timely file such Tax Returns prepared by Parent (as so revised) and shall timely remit all Taxes due in respect of such Tax Returns.  For the avoidance of doubt, none of Parent’s income Tax Returns or other Tax Returns filed on a consolidated, combined or unitary basis shall be subject to this Section 5.4(b)(i).

(ii)           Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by either Company, or with respect to either Company or the Contributed Assets, for taxable years or periods beginning before and ending on or after the Closing Date and shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax

Returns.  All such Tax Returns shall be prepared in a manner reasonably consistent with past practice unless and to the extent that Buyer reasonably determines, after consultation with Parent, and based on the written advice of Buyer’s Tax advisors (a copy of which Buyer shall provide to Parent in connection with such consultation), that filing in an inconsistent manner is required by Law.  Not later than twenty (20) days prior to the due date for filing each such Tax Return, Buyer shall provide Parent with a draft copy of such Tax Return for review and comment, and Buyer shall consider in good faith all reasonable comments provided by Parent with respect to any such draft copy not later than ten (10) days prior to such due date.  In the event that Buyer does not include all of Parent’s comments in any such Tax Return, Buyer shall notify Parent in writing of such non-inclusion not later than nine (9) days prior to such due date.  The party who bears the greater portion of the tax liability with respect to such Tax Return shall have the right to determine the resolution of any disputed item with respect to such Tax Return, and Buyer shall file such Tax Return consistent with such resolution.

(iii)       Buyer shall not amend, refile or otherwise modify, or cause or permit to be amended, refiled or otherwise modified, any Tax Return filed by either Company for any taxable year or period beginning before the Closing Date, unless (i) the failure to take such action could materially adversely affect Buyer and (ii) Parent consents to such action (such consent not to be unreasonably withheld, conditioned or delayed).

(c)                               Straddle Period Tax Liabilities.

(i)               Upon the written request of Buyer setting forth in detail the computation of the amount owed, Parent shall pay to Buyer, no later than twenty (20) days after receipt of Buyer’s request for payment, the Taxes for which Parent has an indemnification obligation pursuant to Section 10.1(a)(iii)(A) but which are payable with respect to any Tax Return to be filed by Buyer pursuant to Section 5.4(b)(ii), but only to the extent such Taxes were not paid or prepaid (whether directly or indirectly through a right of set-off or credit) prior to the Closing.  Upon the written request of Parent setting forth in detail the computation of the amount owed, Buyer shall pay to Parent, no later than twenty (20) days after receipt of Parent’s request for payment, the Taxes for which Buyer is liable pursuant to Section 5.4(c)(ii) but which were paid with respect to any Tax Return filed by Parent or any of its Affiliates (including, prior to the Closing, the Companies).

(ii)           Where it is necessary for purposes of this Agreement to apportion between Parent and Buyer the Taxes of either Company or with respect to either Company or the Contributed Assets for a taxable year or period beginning before, and ending on or after, the Closing Date, such liability shall be apportioned between the period deemed to end at the close of the day before the

Closing Date and the period deemed to begin at the beginning of the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis with respect to the assets of either Company or the Contributed Assets, or otherwise measured by the level of any item, shall be allocated on a daily basis.

(d)                             Cooperation on Tax Matters.  Buyer, Sellers, and the Companies shall cooperate fully, as and to the extent reasonably requested by Buyer or Sellers, in connection with the filing of Tax Returns of either Company or with respect to either Company or the Contributed Assets and in connection with any Tax Proceeding with respect to Taxes of or with respect to either Company or the Contributed Assets.  Such cooperation shall include the retention and (upon Buyer or Sellers’ request) the reasonable provision of records and information that are relevant to any such Tax Proceeding and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(e)                               Tax Proceedings.  Buyer shall notify Parent regarding, and within twenty (20) days after, the receipt by Buyer or any of its Affiliates (including the Companies) of notice of any inquiries, claims, assessments, audits or similar events (“Tax Proceedings”) with respect to Taxes of either Company or with respect to either Company or the Contributed Assets to the extent relating to any taxable year or period ending before the Closing Date.  Parent shall control the resolution of any such Tax Proceeding; provided that (i) Buyer shall have the right to participate at its sole cost and expense in any such Tax Proceeding with respect to any item in dispute in such Tax Proceeding, and Parent shall consider in good faith all reasonable comments received from Buyer with respect to any such item, that could materially impact taxable periods ending on or after the Closing Date and (ii) Parent shall not settle or compromise any such Tax Proceeding with respect to any such item without Buyer’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).  Buyer shall control the resolution of any other Tax Proceeding with respect to Taxes of either Company or with respect to either Company or the Contributed Assets; provided that (i) Parent shall have the right to participate at its sole cost and expense in any such Tax Proceeding relating to any taxable year or period that begins before and ends on or after the Closing Date and Buyer shall consider in good faith all reasonable comments received from Parent in connection with any such Tax Proceeding that relate to the period (or portion thereof) ending prior to the Closing Date and (ii) Buyer shall not settle or compromise any such Tax Proceeding with respect to any such period (or portion thereof)  without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

(f)                                Purchase Price Allocation.

(i)                    No later than one hundred twenty (120) days after the Closing, Buyer shall deliver to Parent a schedule (the “Allocation Schedule”) setting forth the allocation of the Purchase Price, plus any liabilities deemed assumed for U.S. federal income Tax purposes, among the assets of the

Companies (excluding the assets listed on Schedule 11.13 to the Midstream Exchange Agreement).

(ii)                Within sixty (60) days of Parent’s receipt of the Allocation Schedule, Parent may dispute any allocation set forth on the Allocation Schedule by notice to Buyer.  In the event of such a dispute, Buyer and Parent shall attempt to reconcile their differences and any resolution by them as to any disputed allocations shall be final, binding and conclusive on Buyer, Parent and their respective Affiliates.  If Buyer and Parent are unable to reach a resolution with such effect within fifteen (15) days of Parent’s notice to Buyer of a dispute, Buyer and Parent shall submit for resolution the items remaining in dispute to the Independent Accounting Firm which shall, within thirty (30) days after submission determine and report to Buyer and Parent on such remaining disputed allocations, and such report shall be final, binding and conclusive on Buyer and Parent and their respective Affiliates.  The responsibility of the Parties for costs and expenses of the Independent Accounting Firm relating to the disputed allocations shall be determined in accordance with the principles of Section 2.1(c)(v).

(iii)            As soon as practicable after the Closing Date, Buyer and Parent shall update and finalize the Allocation Schedule to the extent necessary after the determination of the Final Closing Adjustment Amount.  Any dispute between Buyer and Parent with respect to such update and finalization of the Allocation Schedule shall be submitted to the Independent Accounting Firm pursuant to Section 5.4(f)(ii). Upon agreement of Buyer and Parent with respect to the Allocation Schedule, or the completion of a report prepared by the Independent Accounting Firm pursuant to Section 5.4(f)(ii), a schedule (the “Final Allocation Schedule”) setting forth the allocation among the assets of the Companies as specified in Section 5.4(f)(i) and modified pursuant to Section 5.4(f)(ii) shall be prepared by Buyer and Parent.  Buyer and Parent shall each (A) timely file with each relevant Governmental Entity all forms and Tax Returns required to be filed in connection with the allocation set forth in the Final Allocation Schedule, (B) be bound by such allocation for purposes of determining Taxes, (C) prepare and file, and cause its respective Affiliates to prepare and file, its Tax Returns on a basis consistent with such allocation, and (D) not take any position, or cause its respective Affiliates to take any position, inconsistent with such allocation on any Tax Return, in any Tax Proceeding before any Governmental Entity or in any report made for Tax purposes; provided, however, that notwithstanding anything in this Section 5.4(f) to the contrary, Buyer or Parent shall be permitted to take a position inconsistent with that set forth in this Section 5.4(f) if required to do so by a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction.

(g)                              Tax Refunds.  Upon receipt, Buyer shall promptly forward to Parent any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of set-off or credit) of Taxes of or with respect to either Company or with respect to the Contributed Assets, and any interest received thereon, with respect to (i) any taxable year or period (or portion thereof, as determined in a manner consistent with Section 5.4(c)(ii)) ending before the Closing Date or (ii) any taxable year or period (or portion thereof, as determined in a manner consistent with Section 5.4(c)(ii)) beginning on or after the Closing Date to the extent such Taxes were paid or prepaid (whether directly or indirectly through a right of set-off or credit) prior to the Closing.

(h)                              Tax Sharing Agreements.  All Tax sharing, Tax indemnity, Tax allocation or similar agreements or arrangements (whether oral or written) with respect to or involving either Company, on the one hand, and any Affiliate of either Company, on the other hand, shall be terminated as of the Closing and, after the Closing, the Companies shall not be bound thereby or have any liability thereunder.

(i)                                  Dispute Resolution.  In the event that Buyer and Parent disagree as to the amount or calculation of any payment to be made under this Agreement relating to Taxes, or the interpretation or application of any provision under this Agreement relating to Taxes, Buyer and Parent shall attempt in good faith to resolve such dispute.  If such dispute is not resolved within sixty (60) days following the commencement of the dispute, Buyer and Parent shall jointly retain a nationally recognized law or accounting firm, which firm is independent of both parties (the “Independent Tax Arbitrator”), to resolve the dispute.  The Independent Tax Arbitrator shall act as an arbitrator to resolve all points of disagreement and its decision shall be final and binding upon all parties involved.  Following the decision of the Independent Tax Arbitrator, Buyer and Parent shall each take or cause to be taken any action necessary to implement the decision of the Independent Tax Arbitrator.  The responsibility of the Parties for fees and expenses of the Independent Tax Arbitrator relating to such dispute shall be determined in accordance with the principles of Section 2.1(c)(v).

Section 5.5                       Conduct of Business of the Companies.

(a)                               From the date hereof until the Closing, Sellers shall cause the Companies to conduct their businesses only in the ordinary course and in a manner consistent with past practices, and use their respective Reasonable Efforts to preserve their relationships with licensors, suppliers, dealers, customers and others having business relationships with the Companies.  Except as expressly contemplated by this Agreement, the Transfer Agreements or the Executed Ancillary Agreements, as may be required by applicable Law or any Governmental Entity, or as set forth on Schedule 5.5(a), from the date hereof until the Closing, without prior written consent of Buyer, Sellers shall not permit either of the Companies to:

(i)          sell or dispose of any of its material assets or properties, other than sales or dispositions in the ordinary course of business (including, without limitation, sales or dispositions pursuant to gas purchase or sale contracts), sales or dispositions of obsolete or surplus assets, sales or dispositions in connection with the normal repair and/or replacement of assets or properties, or sales or dispositions in accordance with any Material Contract;

provided, that the Companies shall be permitted to declare and distribute any cash dividends or other cash distributions and to repay any intercompany debt;

(ii)               create any Lien on any of its assets, except (A) if such Lien shall be released as of Closing or (B) a Permitted Lien;

(iii)           amend in any material respect, terminate or assign, or waive any material rights under, any Material Contract, other than termination of such Material Contracts in accordance with the terms thereof;

(iv)           incur any obligation or liability for borrowed money (“Indebtedness”) other than (A) Indebtedness to Affiliates which will be extinguished prior to the Closing and (B) Indebtedness incurred in accordance with a Contract or pursuant to Contracts otherwise expressly permitted to be entered into under this Agreement;

(v)               merge or consolidate with, or acquire any or all of the capital stock or assets of any other Person;

(vi)           assume, guarantee, endorse or otherwise become responsible for the obligations of any other Person, or make loans or advances, capital contributions to, or investments in, to any other Person, except in the ordinary course of business;

(vii)                 grant any increase in the compensation or benefits of any Company Employees except in the ordinary course of business, consistent with past practice, or unless such action is required by an existing agreement, including any Employee Plan or any Collective Bargaining Agreement or, with respect to Company Employees and except for those that in the ordinary course of business would also affect employees of the Companies’ Affiliates generally, create any new Employee Plan or extend, modify or change in any material respect (except as may be required by applicable law) any Employee Plan or terminate any existing Employee Plan;

(viii)             enter into any Contract with Affiliates of Sellers or any Material Contract other than those (A) executed in the ordinary course of business or consistent with regulatory arrangements or (B) otherwise provided for or required in implementing another provision in this Section 5.5;

(ix)           alter in any material way the manner in which it has regularly and customarily maintained its books of account and records, except as may be required by applicable Law or professional standards;

(x)               issue or sell any equity interests or any securities or obligations convertible into or exchangeable for, or give any Person any right to acquire, any equity interests in such Company;

(xi)           make any capital expenditures, except as expressly permitted under subsection (b) below;

(xii)            amend its articles of organization or limited liability company operating agreement;

(xiii)             adopt a plan of complete or partial liquidation or dissolution;

(xiv)             in each case, except in the ordinary course of business: change or revoke any material election with respect to Taxes; prepare any Tax Return in a manner materially inconsistent with past practice (unless otherwise required by applicable Law), amend any material Tax Return; enter into any closing agreement or other agreement with respect to material Taxes with any Governmental Entity; settle or compromise any material Tax liability, claim or assessment; make or surrender any material claim for a refund of Taxes; agree to an extension or waiver of the statute of limitations with respect to the assessment or collection of material Taxes; or seek any ruling or agreement from any Governmental Entity with respect to material Taxes;

(xv)                 fail to maintain with financially responsible insurance companies insurance at substantially the same terms (including limits and deductibles) as is in effect on the date hereof;

(xvi)             enter into any employment agreements with employees (x) for positions above the “manager” or equivalent level, and for a period extending beyond the Closing or (y) including severance payments or any other type of compensation to be paid upon the occurrence of any change of control of either Company;

(xvii)         change, in any material respect, any method of financial accounting or accounting practice or policy used by either of the Companies, other than such changes required by applicable Law or U.S. GAAP, except to conform to a change in method of accounting or accounting practice or policy used by Parent;

(xviii)               terminate, discontinue, close or dispose of any material facility or business operation of either of the Companies, terminate any employee in a position above the “manager” level (other than for cause, as determined by Sellers), or pursue any systematic program of layoffs or reduction in force of employees of the Companies;

(xix)             pay, discharge, settle, satisfy, compromise or waive any Action or claim (absolute, accrued, asserted or unasserted, contingent or otherwise) having a value in excess of One Million Dollars ($1,000,000) individually or Two Million Dollars ($2,000,000) in the aggregate; or

(xx)                 enter into an agreement or agree to do any of the things described in clauses (i) through (xx) above.

(b)                              Notwithstanding anything herein to the contrary, the Companies may incur capital expenditures (i) in accordance with the amounts on Schedule 5.5(b), in the aggregate per year, plus an amount that is equal to ten percent (10%) above such amounts; (ii) which have been approved in writing by Buyer within ten (10) Business Days after any written request by Parent, provided, however, that if Parent has not received written approval or rejection within such ten (10) Business Days after delivery by Parent of such written request, then the capital expenditure shall be deemed approved; (iii) as may be required in accordance with good utility practice upon the occurrence of any emergency or other similar contingency; or (iv) as required by applicable Law; provided, that, in the case of clauses (iii) and (iv), Sellers shall, upon the occurrence of any such circumstances or requirement, promptly inform Buyer of such occurrence.

(c)                               Notwithstanding anything herein to the contrary, Sellers and the Companies shall have the right to conduct and prosecute any and all hearings, appeals or other proceedings not specifically related to the transactions contemplated by this Agreement, the Transfer Agreements or the Ancillary Agreements before any federal, state or local governmental authority, such as the State Regulators, as they deem appropriate in their sole discretion.

(d)                             Until the earlier of the Closing or termination of this Agreement, within (i) ten (10) Business Days after the date that Parent has filed any Form 10-Q of Parent with the Securities and Exchange Commission, Sellers shall deliver to Buyer copies of the unaudited quarterly financial statements with respect to the Companies for such quarter, which financial statements shall be prepared from the books and records of the Companies consistent with past practice, (ii) ten (10) Business Days after the date that the unaudited annual financial statements with respect to the Companies have been finalized by Sellers in the ordinary course of business, Sellers shall deliver to Buyer copies of such unaudited annual financial statements for such year, which financial statements shall be prepared from the books and records of the Companies consistent with past practice, and (iii) ten (10) Business Days after quarterly management reports of variances from the “2013 Operating Plan” with respect to the Companies have been prepared by Sellers in the ordinary course of business, Sellers shall deliver to Buyer copies of such reports.

(e)                               Sellers shall provide to Buyer on or prior to the date hereof, a copy of the “2013 Operating Plan” and any related operating budgets in existence as of the date hereof for each of the Companies, including the employee headcount for each Company, and shall thereafter provide to Buyer any modified or updated versions as promptly as reasonably practical after they become available from the date hereof until the Closing.

(f)                                Actions taken by Parent, Holdco or either Company with the consent of Buyer pursuant to Section 5.5(a) shall not be deemed to be a misrepresentation or breach of a representation or warranty made by Sellers, and such actions shall not be subject to, or included in, any determination whether the provisions of Sections 6.2 or 9.1(c) are satisfied or applicable.

(g)                              Sellers agree to file with the Pennsylvania Public Utility Commission a Long Term Infrastructure Improvement Plan and a Petition for recovery of related improvement costs through a separate DSIC tariff no later than June 30, 2013.  Sellers also agree to use reasonable efforts to support and defend such filings in order to achieve timely approval of both filings.

Section 5.6                       Employee Matters.

(a)                               Notwithstanding the remaining provisions of this Section 5.6, from and after the Effective Time, (i) Buyer shall cause the Companies to honor the Collective Bargaining Agreements and (ii) the terms and conditions of employment for each employee of the Companies whose terms and conditions of employment were governed by a Collective Bargaining Agreement prior to the Effective Time (a “Union Employee”), shall continue to be governed by the applicable Collective Bargaining Agreement for at least the remainder of the term of such applicable Collective Bargaining Agreement.

(b)                              Without limiting the following provisions of this Section 5.6, Buyer shall, or shall cause the Companies to, provide each employee of either Company as of the Effective Time who is not a Union Employee (a “Non-Union Employee” and, collectively together with the Union Employees, the “Company Employees”), for a period ending on the earlier of (x) the first anniversary of the Effective Time or (y) the date of termination of such Non-Union Employee’s employment, with (i) compensation (e.g., base salary or wage rate, variable compensation and long term compensation) with a value not less than that provided to the Non-Union Employee as of immediately before the Effective Time, provided, that equity based compensation need not be provided in kind and (ii) other employee benefits substantially no less favorable in the aggregate than those provided to the Non-Union Employee as of the Effective Time.

(c)                               With respect to any employee benefit plan in which any Company Employee first becomes eligible to participate at or following the Effective Time (the “New Company Plans”), Buyer shall and shall cause its Affiliates to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Company Employees under any New Company Plan that is a health or other welfare plan to the same extent such participation and coverage requirements have been waived under the applicable Employee Plan and cause deductibles, coinsurance or maximum out-of-pocket payments made by the Company Employee during the applicable plan year in which the Company Employee first participates in an applicable New Company Plan to reduce the amount of deductibles, coinsurance and maximum out-of-pocket payments under the New Company Plans by the amount the Company Employee has paid under the corresponding Employee Plan in respect of the same plan year and (ii) recognize service credited by the Companies or their Affiliates prior to the Effective Time for purposes of eligibility to participate, vesting credit, except in respect of defined benefit pension and post-employment welfare benefit plans, and for purposes of determining the amount or level of benefit in any New Company Plan in which the Company Employee may be eligible to participate after the Effective Time;

provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.

(d)                             Buyer shall, or shall cause the Companies to, provide each terminated Company Employee to the extent such Company Employee has been terminated by either Company or its Affiliates within a period of one (1) year following the Effective Time, with severance benefits in an amount and on terms and conditions that are no less favorable than those available to the Company Employee immediately before the Effective Time.

(e)                               On or as soon as practicable (but not later than fifteen (15) Business Days) following the Closing Date, Parent shall pay or cause to be paid to each Company Employee, subject to applicable withholdings, an amount equal to the target annual incentive bonus applicable to such Company Employee for the calendar year in which Closing occurs multiplied by a fraction, the numerator of which is the number of days during such calendar year preceding the Closing Date and the denominator of which is three hundred sixty-five (365).  In respect of the calendar year in which the Closing Date occurs, Buyer shall, or shall cause the Companies to, provide a target annual incentive to each Company Employee equal to his target annual incentive as in effect immediately before the Effective Time, less the amount paid in accordance with the immediately preceding sentence. Except as provided in the immediately preceding sentence, Buyer and its Affiliates (including the Companies after the Closing Date) shall have no liability under any Employee Plan with respect to annual incentive bonuses payable to Company Employees for the calendar year in which Closing occurs.

(f)                                Not later than the Closing Date, Buyer or an Affiliate of Buyer that together with Buyer is treated as a single employer under Section 414 of the Code shall establish or maintain a defined contribution plan and related trust intended to qualify under Section 401(a) and Section 501(a) of the Code that on or after the Closing Date shall accept a contribution, in cash or, to the extent of any notes associated with the outstanding balance of any loans to Company Employees that are not then in default, in kind, attributable to any eligible rollover distribution (within the meaning of Section 401(a)(31) of the Code) of the benefit of a Company Employee under either or both of the Parent Employee Savings Plan or Parent Savings and Protection Plan or any successor thereof; provided, however, that the obligation to accept such a rollover shall expire one (1) year after the Closing Date. As soon as practicable after the Closing Date, Parent shall cause the accounts of all Company Employees participating in the Parent Employee Savings Plan or Parent Savings and Protection Plan or any successor thereof to be fully vested as of the Effective Time.

(g)

(i)          Not later than the Closing Date, Buyer or an Affiliate of Buyer that together with Buyer is treated as a single employer under Section 414 of the Code shall establish or maintain a defined benefit pension plan and related trust intended to qualify under Section 401(a) and Section 501(a) of the Code (the “Buyer Pension Plan”) to provide retirement benefits to Company Employees and each individual identified on Schedule 5.6(g)(i) (a “Former

Employee” and, collectively together with Company Employees, “Pension/OPEB Employees”).  Buyer shall take all necessary, reasonable, and appropriate action to establish, maintain and administer the Buyer Pension Plan so that it is qualified under Section 401(a) of the Code and that the related trust thereunder is exempt under Section 501(a) of the Code. Subject to the satisfaction of the requirements contained in Section 5.6(g)(iii), Buyer (acting directly or through its Affiliates) shall be responsible for any and all liabilities (including liability for funding) and other obligations with respect to the Buyer Pension Plan.

(ii)                         Effective as of the date of the Initial Transfer Amount, Buyer (acting directly or through its Affiliates) shall cause the Buyer Pension Plan to assume, fully perform, pay and discharge, all liabilities under the EQT Corporation Retirement Plan for Employees (the “Seller Pension Plan”) relating to all Pension/OPEB Employees accrued as of the Closing Date.

(iii)                     The portion of the Seller Pension Plan covering Pension/OPEB Employees shall be transferred to the Buyer Pension Plan in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1, and Section 208 of ERISA.  Any surplus assets under the Seller Pension Plan (i.e., any assets held under the Seller Pension Plan that are in excess of the assets required to be allocated to the Seller Pension Plan and the Buyer Pension Plan in accordance with the preceding sentence) shall be transferred to the Buyer Pension Plan in the same proportion as the other assets of the Seller Pension Plan are transferred to the Buyer Pension Plan in accordance with the succeeding provisions of this subsection (g)).  No later than thirty (30) days prior to the Closing Date, Parent and Buyer (acting directly or through their respective Affiliates) shall, to the extent necessary, file an Internal Revenue Service Form 5310-A regarding the transfer of assets and liabilities from the Seller Pension Plan to the Buyer Pension Plan.

(iv)                     Prior to the Closing Date (or such later time as mutually agreed by Parent and Buyer), Parent shall cause, at its sole cost and expense, an independent actuary selected by Parent (the “Seller Actuary”) to determine the estimated value, as of the Closing Date, of the assets to be transferred to the Buyer Pension Plan in accordance with the assumptions and valuation methodology set forth on Schedule 5.6(g)(iv) (the “Estimated Retirement Plan Transfer Amount”).

(v)                         Not later than ten (10) Business Days following the Closing Date (or such later time as mutually agreed by Parent and Buyer), Parent and Buyer (each acting directly or through their respective Affiliates) shall cooperate in good faith to cause an initial transfer of assets from the Seller Pension Plan to the Buyer Pension Plan in an amount equal (as determined in the discretion of Seller) to not less than ninety (90%) and not more than ninety-five percent (95%) of the Estimated Retirement Plan Transfer Amount (such amount, the “Initial Transfer Amount”).  Parent shall satisfy its obligation pursuant to this Section 5.6(g)(v) by causing the Seller Pension Plan to transfer assets, in cash, cash-like securities or other cash equivalents, equal to the Initial Transfer Amount.

(vi)                     Within one hundred twenty (120) days (or such later time as mutually agreed by Parent and Buyer) following the Closing Date, Parent shall cause the Seller Actuary to provide Buyer with a revised calculation of the value, as of the Closing Date, of the assets to be transferred to the Buyer Pension Plan determined in accordance with the assumptions and valuation methodology set forth on Schedule 5.6(g)(iv) (the “Revised Retirement Plan Transfer Amount”).  Buyer may submit, at its sole cost and expense, the Revised Retirement Plan Transfer Amount to an independent actuary selected by Buyer (the “Buyer Actuary”) for verification; provided, however, that such verification process and any calculation performed by the Buyer Actuary in connection therewith shall be performed solely on the basis of the assumptions and valuation methodology set forth on Schedule 5.6(g)(iv).  In order to perform such verification, upon request from Buyer, the Buyer Actuary will receive the data and additional detailed methodology used to calculate the Initial Transfer Amount and the Revised Retirement Plan Transfer Amount (if reasonably needed) from the Seller Actuary.  Buyer will be responsible for the cost and expense of the Buyer Actuary and Parent will be responsible for the cost and expense for the Seller Actuary for such data transfer.  In the event the Buyer Actuary so determines that the value, as of the Closing Date, of the assets to be transferred to the Buyer Pension Plan differs from the Revised Retirement Plan Transfer Amount, the Buyer Actuary shall identify in writing to the Seller Actuary all objections to the determination within sixty (60) days following provision of the revised value calculation to Buyer pursuant to the first sentence of this paragraph (vi), and the Buyer Actuary and Seller Actuary shall use good faith efforts to reconcile any such difference.  If the Buyer Actuary and the Seller Actuary fail to reconcile such difference, the Buyer Actuary and the Seller Actuary shall jointly designate a third, independent actuary whose calculation of the value, as of the Closing Date, of the assets to be transferred to the Buyer Pension Plan shall be final and binding; provided, however, that such calculation must be performed within sixty (60) days following designation of such third actuary and in accordance with the assumptions and valuation methodology set forth on Schedule 5.6(g)(iv); and provided, further, that such value shall be between the value determined by the Buyer Actuary and the Revised Retirement Plan Transfer Amount or equal to either such value.  Parent and Buyer shall each pay one-half of the costs incurred in connection with the retention of such independent actuary.  The final, verified value, as of the Closing Date, of the assets to be transferred to the Buyer Pension Plan as determined in accordance with this Section 5.6(g)(vi) shall be referred to herein as the “Final Retirement Plan Transfer Amount.”

(vii)                 Within forty-five (45) days (or such later time as mutually agreed by Parent and Buyer) of the determination of the Final Retirement Plan Transfer Amount, Parent shall cause the Seller Pension Plan to transfer to the Buyer Pension Plan (the date of such transfer, the “Final Transfer Date”) an amount in cash, cash-like securities or other cash equivalents, equal to (A) the Final Retirement Plan Transfer Amount minus (B) the Initial Transfer Amount (such difference, as adjusted to reflect earnings or losses as described below, the “True-Up Amount”); provided, however, that in the event the True-Up Amount is negative, Parent shall not be required to cause any such additional transfer and instead Buyer shall be required to cause a transfer of cash, cash-like securities or other cash equivalents from the Buyer Pension Plan to the Seller Pension Plan in amount equal to the True-Up Amount.  Parent and Buyer acknowledge that the Seller Pension Plan’s transfer of the True-Up Amount to the Buyer Pension Plan shall be in full settlement and satisfaction of the obligations of Parent to cause the transfer of, and the Seller Pension Plan to transfer, assets to the Buyer Pension Plan pursuant to this Section 5.6(g)(vii).  The True-Up Amount shall be paid from the Seller Pension Plan to the Buyer Pension Plan, in cash, cash-like securities or other cash equivalents, and shall be adjusted to reflect earnings or losses during the period from the Closing Date to the Final Transfer Date.  Such earnings or losses shall be determined based on the actual rate of return of the Seller Pension Plan for the period commencing on the first day of the calendar month in which the Closing Date occurs and ending on the last calendar day of the month ending immediately prior to the Final Transfer Date.  Earnings or losses for the period from such last day of the month to the Final Transfer Date shall be based on the actual rate of return of the Seller Pension Plan during the calendar month in which the Final Transfer Date occurs determined as of the date that is as close as administratively practicable to the Final Transfer Date.  In the event that Buyer is obligated to cause the Buyer Pension Plan to reimburse the Seller Pension Plan pursuant to this Section 5.6(g)(vii), such reimbursement shall be performed in accordance with the same principles set forth herein with respect to the payment of the True-Up Amount.  Parent and Buyer acknowledge that the Buyer Pension Plan’s transfer of such reimbursement amount to the Seller Pension Plan shall be in full settlement and satisfaction of the obligations of Buyer to cause the transfer of, and the Buyer Pension Plan to transfer, assets to the Seller Pension Plan pursuant to this Section 5.6(g)(vii). Parent and Buyer shall cooperate in implementing all appropriate communications to the Pension/OPEB Employees, transferring appropriate records and taking all such other actions as may be necessary and appropriate to implement the provisions of this Section 5.6(g) in a timely manner.

(viii)             Continuation of Elections.  As of the Closing Date, Buyer (acting directly or through its Affiliates) shall cause the Buyer Pension Plan to recognize and maintain all existing elections, including, but not limited to, beneficiary designations, payment form elections and rights of alternate payees under qualified domestic relations orders with respect to Pension/OPEB Employees under the Seller Pension Plan.

(h)                              As of the Closing Date, Buyer shall, or shall cause one of its Affiliates to, assume the liabilities of Parent and its Affiliates to each Pension/OPEB Employee (and their respective beneficiaries) in respect of all post-employment welfare benefit obligations in effect immediately before the Effective Time, including medical, dental, life and vision benefits (“OPEB Obligations”), provided that such assumption by Buyer shall be limited to claims incurred on or after the Closing Date.  For purposes of this Section 5.6(h), claims shall be considered incurred when the services are rendered, the supplies are provided or medication is prescribed, and not when the condition arose.  For a period of not less than one (1) year following the Effective Time, Buyer shall not, and shall cause its Affiliates not to, terminate any program under which the OPEB Obligations are provided before the satisfaction of all liabilities thereunder, reduce the level of OPEB Obligations as in effect immediately before the Effective Time or reduce in respect of any Pension/OPEB Employee the rate of accrual of future OPEB Obligations from that in effect in respect of the Company Employee immediately before the Effective Time.  Buyer shall not, and shall cause its Affiliates not to, terminate any program under which the OPEB Obligations are provided before the satisfaction of all liabilities thereunder, reduce the level of OPEB Obligations, or reduce in respect of any Pension/OPEB Employee the rate of accrual of future OPEB Obligations except, and unless, Buyer is similarly terminating similar programs, reducing similar obligations, or rates of accrual with respect to Buyer’s OPEB programs and such terminations and reductions shall only occur in a manner that is not discriminatory to the Pension/OPEB Employees, taken as a whole.

(i)                                  Effective as of the Closing Date, the Companies shall cease to be participating employers in the Employee Plans sponsored by Parent or any of its ERISA Affiliates.  Except as provided in this Section 5.6, the Companies shall not be liable for any obligations under the Employee Plans after the Closing Date.

(j)                                  Nothing contained in this Agreement, whether express or implied, shall (i) be treated as an amendment or other modification of any Employee Plan or New Company Plan, (ii) limit the right of Sellers or their Affiliates or Buyer or its Affiliates (except as otherwise specifically provided in this Section 5.6) to amend, terminate or otherwise modify any Employee Plan or New Company Plan (whether before, on or after the Closing Date) or to terminate any employee, (iii) confer upon any Person whether or not a party to this Agreement any right to continued employment, or (iv) create any third party beneficiary rights in any employee (or dependents or beneficiaries thereof).

(k)                              Not later than immediately prior to Closing, to the extent their employment with Parent or its Affiliates has not terminated, Parent will (i) transfer the employment of the individuals identified on Schedule 5.6(k)(i) to Parent or an Affiliate of Parent other than the Companies, and (ii) transfer the employment of the individuals identified on Schedule 5.6(k)(ii) to Equitable Gas.

Section 5.7                       Asset Transfers.

(a)                               Notwithstanding any provision herein to the contrary, the following assets shall be excluded from the transaction (the “Excluded Assets”), and Sellers shall prior to or at the Closing dividend, transfer, dispose of, extinguish all liabilities with respect to, or otherwise exclude from the Companies such Excluded Assets:

(i)      all supervisory control and data acquisition (SCADA) systems, shared critical support applications and software, and all assets related thereto, that are used, but not owned, by the Companies;

(ii)     the assets listed on Schedule 5.7(a)(ii); and

(iii)     the Contracts listed on Schedule 5.7(a)(iii) (the “Excluded Contracts”).

(b)                              To the extent that any proceeds relating to the Excluded Assets are received by Buyer after the Closing, Buyer shall remit such proceeds to Seller within ten (10) Business Days of receipt.

(c)                               Prior to or at the Closing, Parent shall transfer, or shall cause an Affiliate to transfer, the assets set forth on Schedule 5.7(c) (the “Contributed Assets”) to Equitable Gas pursuant to the Transfer Agreements.

Section 5.8                       Affiliate Transactions.

(a)                               All outstanding obligations under all intercompany transactions between the Companies and any Seller or its Affiliates other than those Contracts contemplated by Section 5.8(b) shall be settled prior to, on or after the Closing in the ordinary course of business consistent with past practices.

(b)                              All material Contracts solely between any Company and its Affiliates shall be terminated on or prior to the Closing, except for those set forth on Schedule 5.8.

(c)                               At least thirty (30) days prior to the Closing, Parent will provide Buyer a complete list of all guarantees, bonds, letters of credit or financial assurances of Sellers or their Affiliates related to the Companies (the “Company Guarantees”).  As of the Closing, Buyer shall, or shall cause, the Company Guarantees, as supplemented to the date of the Closing, to be replaced or provided for, as applicable, by Buyer or its Affiliates, and Buyer shall or shall cause any Company Guarantees, as supplemented to the date of the Closing, provided for by Parent or its Affiliates to be terminated and for Parent or its Affiliates to be released from any Adverse Consequences related thereto.  Notwithstanding the foregoing, in the event any of the Company Guarantees cannot be replaced at Closing, (i) the Parties agree to use Reasonable Efforts to cause the replacement and release of such Company Guarantees as promptly as practicable after the Closing and (ii) Buyer shall not, and shall cause its Affiliates, including the Companies, not to, effect any amendments or modifications or any other changes to the contracts or obligations to which any of the Company Guarantees relate, or to otherwise take any action that could increase, extend or accelerate the liability of Sellers or any Affiliate under any Company Guarantee, without Sellers’ prior written consent, which shall not be unreasonably withheld or delayed.

Section 5.9                       Closing Date Ancillary Agreements.  At the Closing, the Parties shall deliver, or shall cause their respective appropriate Affiliates to deliver, each of the following related agreements:

(a)                               the Transition Services Agreement;

(b)                              the Extension Agreement;

(c)                               the Equitable Gas NAESB;

(d)                             the Interim Operational Balancing Agreement; and

(e)                               the Master Tower Lease and Sublease Agreement.

Section 5.10               Name of Companies; Marked Materials.

(a)                               Prior to Closing, Sellers shall (i) transfer to Equitable Gas all of Sellers’ and their Affiliates’ rights to the use of the name “Equitable Gas Company” and (ii) transfer to Equitable Gas all of Sellers’ and their Affiliates’ rights to the use of the name “Equitable Homeworks.”  To the extent that Sellers or any of their Affiliates (other than the Companies) use any trademarks, service marks, brand names or trade, corporate or business names which are owned by either Company or which incorporate the words “Equitable Gas Company” or “Equitable Homeworks” (the “Equitable Marks”) on any goods, stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials, computer programs or like materials (“Company Marked Materials”), after the Closing, Sellers shall and shall cause their Affiliates to use Reasonable Efforts to limit and minimize its or their usage of Company Marked Materials, provided, that in any event, Sellers shall, and shall cause their Affiliates to, (i) begin the process of ceasing their usage of such Company Marked Materials within thirty (30) days after the Closing Date and (ii) use Reasonable Efforts to cease their usage of such Company Marked Materials as soon as reasonably practicable thereafter, but in any event within (x) twelve (12) months after the Closing Date with respect to all Company Marked Materials (other than signage and Company Marked Materials on vehicles and buildings), and (y) eighteen (18) months after the Closing Date with respect to signage and Company Marked Materials on vehicles and buildings.  Sellers and its Affiliates may (i) only use the Equitable Marks pursuant to this Section 5.10(a) in the same manner, including in the same style, typeface and graphic appearance, that such Equitable Marks were used by Sellers and its Affiliates immediately prior to the Closing, (ii) only use the Equitable Marks with standards of quality equivalent to those in effect for the Equitable Marks as of the Closing, and (iii) not combine the Equitable Marks with any other logo, design, symbol, trademark, service mark, company or corporate name or slogan or with any prefix or suffix.  Sellers and its Affiliates shall not acquire any ownership rights in the Equitable Marks pursuant hereto or by virtue of their use of the Equitable Marks pursuant to this Section 5.10(a)

and agree that their use of the Equitable Marks pursuant to this Section 5.10(a) shall inure to the benefit of Buyer. Seller and its Affiliates shall not use the Equitable Marks in a manner that would be reasonably likely to reflect negatively on such name and marks or on the Companies.  Seller and its Affiliates shall indemnify and hold harmless the Companies for any Adverse Consequences arising from or relating to the use by Seller or any of its Affiliates of the Equitable Marks pursuant to this Section 5.10(a).  Following the Closing, Sellers shall, and shall cause their Affiliates, to cease to hold themselves out as having any affiliation with the Companies.

(b)                              Sellers shall be permitted to remove all signage containing Parent Marks prior to the Closing; provided, that such removal shall be with minimal disruption.  To the extent that any of the Companies use any trademarks, service marks, brand names or trade, corporate or business names which are owned by Sellers (or any of its Affiliates other than the Companies), or which incorporate the word “EQT Corporation” (collectively, the “Parent Marks”) on any goods, stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials, computer programs or like materials (“Parent Marked Materials”), after the Closing, Buyer shall and shall cause the Companies to use Reasonable Efforts to limit and minimize its or their usage of Parent Marked Materials, provided, that in any event, Buyer shall, and shall cause the Companies to, (i) begin the process of ceasing their usage of such Parent Marked Materials within thirty (30) days after the Closing Date and (ii) use Reasonable Efforts to cease their usage of such Parent Marked Materials as soon as reasonably practicable thereafter, but in any event within (x) twelve (12) months after the Closing Date with respect to all Parent Marked Materials (other than signage and Marked Materials on vehicles and buildings), and (y) eighteen (18) months after the Closing Date with respect to signage and Parent Marked Materials on vehicles and buildings.  Buyer and the Companies may (i) only use the Parent Marks pursuant to this Section 5.10(b) in the same manner, including in the same style, typeface and graphic appearance, that such Parent Marks were used by the Companies immediately prior to the Closing, (ii) only use the Parent Marks with standards of quality equivalent to those in effect for the Parent Marks as of the Closing, and (iii) not combine the Parent Marks with any other logo, design, symbol, trademark, service mark, company or corporate name or slogan or with any prefix or suffix.  Buyer and the Companies shall not acquire any ownership rights in the Parent Marks pursuant hereto or by virtue of their use of the Parent Marks pursuant to this Section 5.10(b) and agree that their use of the Parent Marks pursuant to this Section 5.10(b) shall inure to the benefit of Sellers.  Buyer and the Companies shall not use the Parent Marks in a manner that would be reasonably likely to reflect negatively on such name and marks or on the Sellers or their Affiliates.  Buyer and the Companies shall indemnify and hold harmless Seller and its Affiliates for any Adverse Consequences arising from or relating to the use by Buyer or the Companies of the Parent Marks pursuant to this Section 5.10(b).  Following the Closing, Buyer shall, and shall cause the Companies, to cease to hold themselves out as having any affiliation with the Sellers or their Affiliates (other than the Companies).

Section 5.11               Files and Records.  Buyer shall retain possession of the Companies’ documents, books and records which are transferred upon the Closing for a period of six (6) years after the Closing Date or such other time period required by law; provided, that, Tax books and records shall be retained until sixty (60) days after the expiration of the applicable statute of limitations (taking into account any extensions or waivers thereof).  Without limiting the foregoing, Sellers shall be entitled to retain copies of any Records, which copies shall be kept confidential.  After the Closing Date, Buyer shall cause the Companies to (a) provide to Sellers for any reasonable purpose relating to Sellers’ ownership of the Companies reasonable access to the Records of the Companies upon reasonable prior notice during regular business hours and (b) permit Sellers to make such extracts and copies thereof as Sellers may deem necessary, at Sellers’ sole expense; provided, that Sellers shall have entered into an agreement with Buyer or the Companies, as the case may be, containing customary terms obligating Sellers to keep such materials confidential.

Section 5.12               Shared Facilities.  A list of facilities that, as of the date of this Agreement, are owned by Equitable Gas, Homeworks, or an Affiliate and are used by Equitable Gas or Homeworks, on the one hand, and one or more of their Affiliates, on the other hand (the “Shared Facilities”) is set forth Schedule 5.12.  In the event that additional Shared Facilities are identified by Buyer or Seller after the date of this Agreement, or in the event that a facility is no longer a Shared Facility, the Parties shall amend Schedule 5.12 accordingly.  Prior to the Closing, Buyer and Sellers shall negotiate in good faith long term master lease agreements or other shared use or shared access agreements or easements with respect to the Shared Facilities (including any Shared Facilities identified after the date of this Agreement) as reasonably necessary or appropriate in the opinion of Buyer or Sellers to allow Equitable Gas, Homeworks, or Sellers to operate their respective businesses after the Closing.  The Parties shall enter into such agreements or easements on or prior to the Closing.

Section 5.13               Director Designees.  Prior to the Closing Date, Buyer shall take all necessary limited liability company action to appoint to the Board of Directors of Buyer, effective immediately after the Closing Date and for a term of at least one (1) full year, one individual designated by Sellers who is not an officer, director or employee of either Seller and is otherwise independent of Sellers (the “Designated Director”).  If prior to the one (1) year anniversary of the Closing Date, the Designated Director is unwilling or unable to serve as a director of Buyer as a result of illness, death, resignation or any other reason, then, any replacement for such person shall be designated by Sellers, shall not be an officer, director or employees of either Seller and shall otherwise be independent of Sellers, and such replacement shall thereafter constitute a Designated Director.

Section 5.14               Audited Financial Statements.

(a)                               Each Seller agrees to use its Reasonable Efforts to provide, and shall use its Reasonable Efforts to cause the Companies and its and their respective employees and representatives and outside service providers to provide, reasonable cooperation in connection with the arrangement of any Financing as may be reasonably requested by Buyer and is customary or necessary in connection with a financing comparable to the Financing.

(b)                              Sellers shall use their Reasonable Efforts to prepare after the date of this Agreement (but prior to June 30, 2013) with third party out-of-pocket expenses being the sole cost and expense of Buyer, combined financial statements of the Companies for the three (3)

fiscal years ending December 31, 2010, 2011 and 2012 (or such lesser period as determined by Buyer), in accordance with Regulation S-X, together with all quarterly and interim period financial statements (collectively, the “Transaction Financial Statements”); provided, that any third party costs incurred in connection with the preparation of such Transaction Financial Statements shall be submitted to Buyer for approval (such approval not to be unreasonably withheld, conditioned or delayed), and if approved shall be borne by Buyer and payable as soon as practicable following receipt of documentary evidence relating thereto.

(c)                               Upon reasonable written request from Buyer, and as necessary to comply with Regulation S-X, Sellers shall promptly request Ernst & Young LLP, Parent’s external auditor (“Ernst & Young”), after discussing specifications with Buyer, to (i) perform an audit of the Transaction Financial Statements on Buyer’s behalf and to issue its opinion with respect to the Transaction Financial Statements for the period(s) specified in Section 5.14(b) (the Transaction Financial Statements and related audit opinions being hereinafter referred to as the “Audited Transaction Financial Statements”) and (ii) provide its written consent for the use of its audit reports with respect to Transaction Financial Statements in reports filed by Buyer or any of its Affiliates under the Exchange Act or the Securities Act, as required by such Laws, in each case prior to June 30, 2013.  Sellers shall sign the engagement letter for Ernst & Young and both Sellers and Buyer shall provide such information as may be reasonably requested from time to time by Ernst & Young.  Buyer shall bear all costs and expenses charged by Ernst & Young pursuant to such engagement. Sellers and Buyer shall reasonably cooperate in the completion of such audit and delivery of the Audited Transaction Financial Statements to Buyer or any of its Affiliates not later than June 30, 2013.  Sellers shall keep Buyer reasonably informed regarding the progress of such audit and provide a reasonably complete draft of the Audited Transaction Financial Statements as soon as practicable.

(d)                             Buyer shall promptly, upon request by Sellers, reimburse Sellers for all costs and expenses (including outside attorneys’ fees) incurred by Sellers or their Affiliates, including the Companies, in connection with the cooperation contemplated by this Section 5.14.  All non-public information regarding Sellers or their Affiliates provided to Buyer, its Affiliates or its representatives pursuant to this Section 5.14 shall be kept confidential, except that Buyer shall be permitted to disclose such information (i) to potential lenders, investors, rating agencies or their respective representatives in connection with the Financings; provided that any potential lenders, investors or rating agencies or their representatives that are recipients of such information shall be notified of the confidential nature of such information and agree in writing to keep such information confidential or (ii) in accordance with the Confidentiality Agreement.  Buyer acknowledges and agrees that Sellers, the Companies and their respective representatives shall not have any responsibility for, or incur any liability to any Person under, the Financing Commitments or any other Financing that Buyer may raise in connection with the Transactions or any cooperation provided pursuant to this Section 5.14 (other than, in the case of Sellers, liability to Buyer for breach of Sellers’ obligations under this Section 5.14), and that Buyer shall indemnify and hold harmless Seller and its representatives and, if the Transactions are not consummated, the Companies, from and against any and all losses, damages or claims, and reasonable and documented out-of-pocket costs or expenses, suffered or incurred by any of them in connection with the Financing Commitments or other Financing obtained by Buyer, and any information utilized in connection therewith (except to the extent arising from any material misstatement or material omission contained in any historical information provided by Sellers or the Companies).

Section 5.15               Charitable Contributions.  During the three (3)-year period immediately following the Closing Date, Buyer shall cause Equitable Gas or its successor to provide community development and charitable contributions within the service area of Equitable Gas (as such service area is determined immediately prior to the Effective Time) on an annual basis at levels no less than the levels of community development and charitable contributions historically provided by Equitable Gas.

Section 5.16               Midstream Upgrades Access and Reports.  From and after the date hereof, subject to applicable Law, Buyer agrees to use its reasonable efforts to construct the modernization upgrade projects described in Schedule 4.9.  Buyer shall cause all work on such projects to be performed in a workmanlike manner and in accordance with applicable Law.  The upgrade projects contemplated by Schedule 4.9 will be included by Buyer in its smart modernization plan filed with the Pennsylvania Public Utilities Commission as part of Buyer’s implementation of the Distribution System Improvement Charge.  Buyer shall provide Parent (a) with monthly status reports of each upgrade project described in Schedule 4.9 and a comparison of actual cost to budgeted cost and (b) with reasonable access to periodically inspect the improvement projects; provided, that Parent shall, and shall cause its Affiliates and representatives to, follow appropriate security/safety protocols and indemnify, defend and hold harmless Buyer Protected Parties from any Adverse Consequences resulting from the violation thereof by Parent, or any Affiliate or representative of Parent.  Buyer shall use Reasonable Efforts to ensure that all contracts entered into in connection with the improvement projects are assignable to Sellers.

Section 5.17               Financing.  Buyer shall use its reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Financing Commitments, including using its reasonable efforts to (i) maintain in effect the Financing Commitments, (ii) satisfy on a timely basis all conditions applicable to Buyer to obtaining the Financing as set forth in the Financing Commitments that are within its control, (iii) negotiate definitive agreements with respect thereto on the terms and conditions contemplated by the Financing Commitments, (iv) comply with its obligations under the Financing Commitments and definitive agreements with respect thereto, and (v) subject to the terms and conditions set forth in the Financing Commitments, consummate the Financing at or prior to the Closing.  Notwithstanding anything in this Agreement to the contrary, one or more Debt Financing Commitments may be superseded or amended at the option of Buyer after the date of this Agreement but prior to the Effective Time, by instruments, including all exhibits, schedules, annexes, documents containing “market flex” provisions binding on Buyer (including redacted versions of any relevant fee letter), if any, amendments and replacements thereto (the “New Financing Commitments”), which replace existing Debt Financing Commitments and/or contemplate co-investment by or financing from one or more other or additional parties; provided that such New Financing Commitments shall not (x) reduce the aggregate amount of the Debt Financing below the amount (together with the

Equity Commitments) required to consummate the transactions contemplated hereby, or (y) include changes that would make the consummation of the Debt Financing less likely or cause more than an immaterial delay in the consummation of the Debt Financing.  In the event of such New Financing Commitments, the term “Financing Commitments” as used herein shall be deemed to include the Financing Commitments that are not so superseded at the time in question and the New Financing Commitments to the extent then in effect.  Buyer shall promptly provide copies of all material documents related to the Financing (other than any ancillary documents subject to confidentiality agreements (excluding redacted copies of any fee letters)) to Sellers.

ARTICLE VI

CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

The obligations of Buyer under this Agreement shall be subject to the satisfaction (or waiver by Buyer), at or before the Closing, of each of the following conditions, and Sellers shall use reasonable efforts to cause each of such conditions to be satisfied as promptly as practicable.

Section 6.1                       No Injunction.  No Governmental Entity shall have issued any injunction or other order (whether temporary, preliminary or permanent) which prohibits or restrains (or seeks to prohibit or restrain) the consummation of the transactions contemplated hereby nor shall any other suit, action or other proceeding be pending before any court in which the consummation of the transactions contemplated hereby are sought to be restrained or enjoined.

Section 6.2                       Representations and Warranties.  The representations and warranties of Sellers set forth in Article III (other than in Section 3.4) (and with respect to those qualified by “materiality,” “Material Adverse Effect” and similar qualifiers without consideration of such qualifier) shall be true and correct as of the date of this Agreement and as of the Closing as though made at and as of the Closing (except for representations and warranties that expressly speak only as of a specific date or time, which need only be true as of such date or time), except to the extent that the failure to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The representations and warranties set forth in Section 3.4 shall be true and correct as of the date of this Agreement and as of the Closing as though made at and as of the Closing.

Section 6.3                       Performance.  Sellers, Equitable Gas and Equitable Homeworks shall have performed and complied in all material respects with all agreements and covenants contained in this Agreement which are required to be performed or complied with by Sellers, Equitable Gas and Equitable Homeworks at or prior to the Closing.

Section 6.4                       Officer’s Certificate.  Buyer shall have received at the Closing a certificate from an authorized officer of Parent, dated the Closing Date, certifying that, to the best of such officer’s knowledge, the conditions set forth in Sections 6.2 and 6.3 have been satisfied.

Section 6.5                       Good Standing Certificates.  Parent shall have delivered to Buyer copies of (a) the Subsistence Certificate of each of Parent, Equitable Gas and Equitable Homeworks,

each issued as of the most recent practicable date available prior to the Closing Date by the Secretary of the Commonwealth of the Commonwealth of Pennsylvania, (b) a Good Standing Certificate of Holdco, issued as of the most recent practicable date available prior to the Closing Date by the Secretary of State of the State of Delaware, and (c) with respect to Equitable Gas and Equitable Homeworks, a certificate of foreign qualification of each jurisdiction in which each such entity is qualified to do business.

Section 6.6                       Approvals and Filings.  The Seller Required Approvals and the Buyer Required Approvals (a) shall have been obtained; (b) shall be in full force and effect, shall not have been reversed, stayed, enjoined, set aside, cancelled or suspended, and those issued by State Regulators shall not be subject to rehearing or appeal; and (c) shall not impose any term, condition, restriction, imposed liability or other provision that is materially adverse to the operations or the business of Buyer or the Buyer Affiliates, taken as a whole, or the Companies, taken as a whole (it being understood that approval from a State Regulator of solely the Transactions shall not be deemed materially adverse to the operations or the business of Buyer or the Buyer Affiliates, taken as a whole, or the Companies, taken as a whole); in each case except where the failure to obtain or make the same is a result of Buyer’s breach of its obligations hereunder.  The Seller Consents shall have been obtained and shall be in full force and effect.

Section 6.7                       No Legislation.  No statute, rule or regulation shall have been enacted which prohibits or restricts the consummation of the transactions contemplated hereby.

Section 6.8                       No Material Adverse Effect. There shall not have occurred a Material Adverse Effect.

Section 6.9                       Ancillary Agreements.  Sellers shall have, and shall have caused each of their Affiliates that is a party to a Closing Date Ancillary Agreement to have, executed and delivered to Buyer each of the Closing Date Ancillary Agreements to which it is a party.

Section 6.10               Compliance with Agreements.  The Midstream Exchange Agreement, the Sunrise Transportation Agreement, the Sunrise Transportation and Storage Agreement, and the Peoples NAESB shall remain in full force and effect (subject only to changes consistent with the terms of Section 5.2), and Sellers and their Affiliates shall be in compliance with all of their respective material obligations thereunder.

Section 6.11               Midstream Asset Exchange.  All conditions precedent to the closing of the transactions contemplated by the Midstream Exchange Agreement shall have been satisfied or waived pursuant to such agreement, and Parent and its Affiliates shall be prepared to consummate the transactions contemplated by the Midstream Exchange Agreement simultaneously with the Closing.

ARTICLE VII

CONDITIONS PRECEDENT TO SELLERS’ OBLIGATIONS

The obligations of Sellers under this Agreement shall be subject to the satisfaction (or waiver by Sellers), at or before the Closing, of each of the following conditions, and Buyer shall use reasonable efforts to cause each of such conditions to be satisfied as promptly as practicable.

Section 7.1                       No Injunction.  No Governmental Entity shall have issued any injunction or other order (whether temporary, preliminary or permanent) which prohibits or restrains (or seeks to prohibit or restrain) the consummation of the transactions contemplated hereby nor shall any other suit, action or other proceeding be pending before any court in which the consummation of the transactions contemplated hereby are sought to be restrained or enjoined.

Section 7.2                       Representations and Warranties.  The representations and warranties of Buyer set forth in Article IV (and with respect to those qualified by “materiality,” “Material Adverse Effect” and similar qualifiers without consideration of such qualifier) shall be true and correct as of the date of this Agreement and as of the Closing as though made at and as of the Closing (except for representations and warranties that expressly speak only as of a specific date or time, which need only be true as of such date or time), except to the extent that the failure to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 7.3                       Performance.  Buyer shall have performed and complied in all material respects with all agreements and covenants contained in this Agreement which are required to be performed or complied with by it at or prior to the Closing.

Section 7.4                       Officer’s Certificate.  Parent shall have received at the Closing a certificate from an authorized officer of Buyer, dated the Closing Date, certifying that, to the best of such officer’s knowledge, the conditions set forth in Sections 7.2 and 7.3 have been satisfied.

Section 7.5                       Good Standing Certificate.  Buyer shall have delivered to Parent copies of the certificate of good standing or other equivalent document of Buyer, issued as of the most recent practicable date available prior to the Closing Date by the Secretary of State of the State of Delaware.

Section 7.6                       Approvals and Filings.  The Buyer Required Approvals and the Seller Required Approvals (a) shall have been obtained; (b) shall be in full force and effect and shall not have been reversed, stayed, enjoined, set aside, cancelled or suspended; and (c) shall not impose any term, condition, restriction, imposed liability or other provision that would reasonably be expected to result in a significant reduction in the expected benefits of the Transactions to Sellers; in each case except where the failure to obtain or make the same is a result of Sellers’ breach of their obligations hereunder.  The Buyer Consents shall have been obtained and shall be in full force and effect.

Section 7.7                       No Legislation.  No statute, rule or regulation shall have been enacted which prohibits or restricts the consummation of the transactions contemplated hereby.

Section 7.8                       Replacement Assurances.  Buyer shall have, or shall have caused, the Company Guarantees to be replaced or provided for, as applicable, by Buyer or its Affiliates, and all such guarantees or financial assurances provided for by Sellers or their Affiliates shall be terminated and Sellers or their Affiliates shall be released from any Adverse Consequences related thereto.

Section 7.9                       Ancillary Agreements.  Buyer shall have, and shall have caused each of its Affiliates that is a party to a Closing Date Ancillary Agreement to have, executed and delivered to Sellers each of the Closing Date Ancillary Agreements to which it is a party.

Section 7.10               Compliance with Agreements.  The Midstream Exchange Agreement, the Sunrise Transportation Agreement, the Sunrise Transportation and Storage Agreement, and the Peoples NAESB shall remain in full force and effect (subject only to changes consistent with the terms of Section 5.2), and Buyer and its Affiliates shall be in compliance with all of their respective material obligations thereunder.

Section 7.11               Midstream Asset Exchange.  All conditions precedent to the closing of the transactions contemplated by the Midstream Exchange Agreement shall have been satisfied or waived pursuant to such agreement, and Buyer and its Affiliates shall be prepared to consummate the transactions contemplated by the Midstream Exchange Agreement simultaneously with the Closing.

ARTICLE VIII

CLOSING

Section 8.1                       Time and Place.  Subject to Article IX, the closing of the sale by Sellers and the purchase by Buyer of the Membership Interests and the closing of the transactions contemplated by the Midstream Exchange Agreement (the “Closing”) shall take place at the offices of O’Melveny & Myers LLP, 7 Times Square, New York, NY 10036, on the first (1st) Business Day of the month following the month in which all of the conditions contained in Articles VI and VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions); provided, that if such conditions are satisfied or waived after November 30, 2013 and before December 19, 2013, then the Closing shall occur no later than December 19, 2013.  Notwithstanding the foregoing, the Closing may take place at such other place, at such other time, or on such other date as the Parties hereto may mutually agree (the date on which the Closing occurs being herein referred to as the “Closing Date”).  The Closing shall be effective as of 12:01 a.m. on the Closing Date (the “Effective Time”).

Section 8.2                       Deliveries.

At the Closing:

(a)                               Membership Interests.  Holdco shall deliver to Buyer a duly executed instrument of assignment transferring the Membership Interests to Buyer, free and clear of all Liens.

(b)                              Estimated Purchase Price.  Buyer shall deliver to Parent the Estimated Purchase Price in immediately available funds.

(c)                               Certificates and Ancillary Agreements.  Buyer and Sellers shall deliver to each other the certificates and other items described in Articles VI and VII.

(d)                             Resignations.  Sellers shall deliver, or cause to be delivered, the resignations and mutual releases of all directors and officers of the Companies in a form reasonably acceptable to Buyer.

(e)                               Corporate Documents.  A secretary’s certificate for each of Buyer and Sellers certifying as to the resolutions adopted authorizing the transactions and certifying the authorization of the officers executing documents in connection with the transactions.

(f)                                FIRPTA Certificate.  Parent shall deliver a certificate of non-foreign status meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2).

(g)                              Additional Documents.  Each Party shall execute and deliver to the other Party all documents which the other reasonably determines are necessary to consummate the transactions contemplated hereby.

ARTICLE IX

TERMINATION AND ABANDONMENT

Section 9.1                       Methods of Termination.  This Agreement may be terminated and the transactions herein contemplated may be abandoned as follows:

(a)                               by mutual consent of Sellers and Buyer;

(b)                              by either Parent or Buyer if the Closing has not occurred on or before the date that is the first anniversary of the date hereof; provided, however, if the Closing has not occurred due to the failure of a condition set forth in Section 6.6 or Section 7.6 not being met with respect to obtaining the consent or authorization from a State Regulator or the FERC, if any is required, and such condition is being diligently pursued by the appropriate Party, then such date shall be extended to Thursday, May 1, 2014; provided further, however, that (x) the right to terminate this Agreement under this Section 9.1(b) shall not be available to Buyer if the failure to satisfy the condition set forth in Section 6.6 is due to the fact that an appeal or rehearing of the decision of a State Regulator is ongoing as of Thursday May 1, 2014 and (y) the right to terminate this Agreement under this Section 9.1(b) shall not be available to Parent or Buyer, as applicable, if such Party has failed to fulfill any obligation under this Agreement which failure has principally contributed to the Closing not occurring;

(c)                               by either Parent or Buyer in the event of a material breach of this Agreement or an Ancillary Agreement by Buyer, or any Seller, respectively (or by its Affiliate that is party to such Agreement); provided, however, that in the case of a breach of a representation or warranty made by (i) the Buyer in Article IV, the Parent may terminate this Agreement only upon or after the date that is thirty (30) days after the Buyer notifies the Parent of a breach of a representation or warranty, and such breach has and continues to have a Buyer Material Adverse Effect which has not been cured to the Parent’s reasonable satisfaction on or prior to the Closing Date, and (ii) any Seller in Article III, the Buyer may terminate this Agreement only upon or after the date that is thirty (30) days after the Sellers notify the Buyer of a breach of a representation or warranty, and such breach has and continues to have a Material Adverse Effect which has not been cured to the Buyer’s reasonable satisfaction on or prior to the Closing Date;

(d)                             by either Parent or Buyer if (i) the Closing has not occurred due to the failure of a condition set forth in Section 6.6 or Section 7.6 being met with respect to obtaining the consent or authorization from the FTC or DOJ by the date that is the first anniversary of the date hereof, or (ii) the FTC has voted to challenge any of the Transactions (other than in the event the FTC votes to accept a consent decree that has been agreed to by the Parent and Buyer) or the FTC has initiated litigation challenging any of the Transactions or seeking a restraining order or injunction against any of the Transactions; or

(e)                               this Agreement shall immediately terminate, without further action by any Party, upon any termination of the Midstream Exchange Agreement.

Section 9.2                       Procedure Upon Termination and Consequences.

(a)                               Buyer or Sellers may terminate this Agreement when permitted pursuant to Section 9.1 by delivering written notice of such termination, and such termination shall be effective upon delivery of such notice in accordance with Section 11.3.

(b)                              If this Agreement is terminated as provided herein, absent fraud, such termination shall be the sole remedy of the Parties hereto with respect to breaches of any agreement, representation or warranty contained in this Agreement, and

(i)                    none of the Parties hereto nor any of their respective trustees, directors, officers or Affiliates, as the case may be, shall have any liability or further obligation to any other Party to this Agreement except nothing herein shall relieve any party from liability for any breach of this Agreement occurring prior to termination;

(ii)                each Party is released from its obligations to further perform its obligations hereunder, except those expressed to survive termination;

(iii)            the rights and obligations of each Party under the following sections shall survive termination of this Agreement: Article IX, Article XI and the Confidentiality Agreement.

(iv)            Buyer (and its agents and representatives) shall return to Parent all documents, work papers and other material relating to the Companies or the transactions contemplated hereby, whether obtained before or after the execution hereof; and

(v)                if the Agreement is terminated by a Party pursuant to Section 9.1(c), and a final judicial determination of breach has been made by a court of competent jurisdiction, then the breaching Party shall reimburse the non-breaching Party all of the non-breaching Party’s reasonably documented expenses incurred in connection with this Agreement, the Transfer Agreements (in the case of Sellers), the Ancillary Agreements and the Transactions.

ARTICLE X

INDEMNIFICATION

Section 10.1               Indemnification.

(a)                               Indemnification by Sellers.  Sellers shall jointly and severally indemnify, defend and hold harmless Buyer from any and all Adverse Consequences incurred by Buyer, the Companies (after the Closing), and their respective Affiliates, officers, directors, employees, consultants and agents (the “Buyer Protected Parties”), as a result of, or with respect to (i) any breach of any representation or warranty of either Seller set forth in this Agreement (provided that any Adverse Consequences arising out of any breach of a representation or warranty shall be determined without giving effect to any “materiality,” “Material Adverse Effect” and similar qualifiers), (ii) any breach of any covenant or agreement of Sellers contained in this Agreement, (iii)(A) any Taxes imposed on either Company or with respect to either Company or the Contributed Assets, or for which either Company is otherwise liable (including as a transferee or successor, by agreement, whether oral or written, or otherwise), for any taxable year or period (or portion thereof, as determined under Section 5.4(c)(ii)) ending before the Closing Date, (B) any Taxes for which either Company is liable as a result of having been a member of an affiliated, consolidated, combined or unitary group for income Tax purposes prior to the Closing, (C) any Taxes, other than Transfer Taxes for which Buyer is responsible under Section 5.4(a), imposed on either Seller (or their direct or indirect owners) in respect of the LDC Sale, and (D) any Transfer Taxes for which Sellers are responsible under Section 5.4(a), and (iv) the BS Line Item.

(b)                              Indemnification by Buyer.  Buyer shall indemnify, defend and hold harmless Sellers from any and all Adverse Consequences incurred by Sellers, the Companies (before the Closing), and their respective Affiliates, officers, directors, employees, consultants and agents (the “Seller Protected Parties”), as a result of, or with respect to (i) any breach of any representation or warranty of Buyer set forth in this Agreement (provided that any Adverse Consequences arising out of any breach of a representation or warranty shall be determined without giving effect to any “materiality,” “Material Adverse Effect” and similar qualifiers), (ii) any breach of any covenant or agreement of Buyer contained in this Agreement, and (iii) after the Closing, any liability of the Companies, including those that may be incurred by the Sellers, whether arising before, on, or after the Closing, except as otherwise specifically provided for in this Agreement.

Section 10.2               Procedure for Indemnification.  Each claim for indemnification, including those claims resulting from the assertion of liability by persons or entities not parties to this Agreement, including claims by any Governmental Entity for penalties, fines and assessments, must be made by delivery by the Party to be indemnified (the “Indemnified Party”) to the Party responsible for the indemnification obligation (the “Indemnifying Party”) of written notice containing details reasonably sufficient to disclose to the Indemnifying Party the nature and scope of the claim within thirty (30) days after the Indemnified Party’s knowledge of such claim.  Any failure in the delivery of such notice shall not affect the obligations of the Indemnifying Party, except if, and only to the extent that, the rights and remedies of the Indemnifying Party are prejudiced as a result of the failure to give, or delay in giving, such notice.  Except with respect to Taxes, in the event that any legal action, claim or proceeding is brought against an Indemnified Party for which the Indemnifying Party is required to indemnify the Indemnified Party hereunder, the action shall be defended by the Indemnifying Party and such defense shall include all appeals or reviews. The Indemnifying Party shall not make any settlement of any claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld.  If the Indemnified Party withholds its consent unreasonably, the Indemnified Party shall be obligated for any future expenses and excess settlement amounts.  The Indemnified Party shall fully cooperate at its expense in connection with any such claims including, without limitation, reasonable access to the Indemnified Party’s records and personnel relating to such claim.

Section 10.3               Limitations on Indemnification.

(a)                               A Party may assert a claim for indemnification under Section 10.1(a)(i) or Section 10.1(b)(i), as the case may be, only to the extent the Indemnified Party gives notice of such claim to the Indemnifying Party prior to the expiration of the applicable time period set forth in Section 10.4.  Any claim for indemnification not made in accordance with Section 10.2 by a Party on or prior to the applicable date set forth in Section 10.4 or this Section 10.3(a) (and the other Party’s indemnification obligations with respect thereto) will be irrevocably and unconditionally released and waived.

(b)                              Notwithstanding any other provision of this Article X: (i) Sellers will not have any indemnification obligations under Section 10.1(a)(i), (A) for any individual item where the dollar amount of Adverse Consequences relating thereto is less than Three Hundred Fifty Thousand Dollars ($350,000) and (B) in respect of each individual item where the dollar amount of Adverse Consequences relating thereto is equal to or greater than Three Hundred Fifty Thousand Dollars ($350,000), unless the aggregate dollar amount of all such Adverse Consequences exceeds Twelve Million Dollars ($12,000,000), and then only to the extent of such excess; and (ii) in no event will the aggregate indemnification to be paid by Sellers under Section 10.1(a)(i) exceed One Hundred Million Dollars ($100,000,000).  Notwithstanding the foregoing, (x) the limitations set forth in Section 10.3(b)(i) and Section 10.3(b)(ii) will not apply to claims asserted by Buyer for breaches of Sections 3.1, 3.2, 3.3(a), 3.4, 3.7 or 3.10 of this Agreement, and (y) the limitations set forth in Section 10.3(b)(i) and 10.3(b)(ii) will not apply to claims arising from the BS Line Item or the intentional fraud and willful misconduct of Sellers.

(c)                               Notwithstanding any other provision of this Article X: (i) Buyer will not have any indemnification obligations under Section 10.1(b)(i), (A) for any individual item where the dollar amount of Adverse Consequences relating thereto is less than Three Hundred Fifty Thousand Dollars ($350,000) and (B) in respect of each individual item where the dollar amount of Adverse Consequences relating thereto is equal to or greater than Three Hundred Fifty Thousand Dollars ($350,000), unless the aggregate dollar amount of all such Adverse Consequences exceeds Twelve Million Dollars ($12,000,000), and then only to the extent of such excess and (ii) in no event will the aggregate indemnification to be paid by Buyer under Section 10.1(b)(i) exceed One Hundred Million Dollars ($100,000,000).  Notwithstanding the foregoing, (x) the limitations set forth in Section 10.3(c)(i) and Section 10.3(c)(ii) will not apply to any claim for indemnification with respect to any breach or violation of any of the representations and warranties contained in Section 4.1 (Formation and Power of Buyer), Section 4.2 (Authorization; Validity), Section 4.3 (No Conflict) or Section 4.6 (Brokers) and (y) the limitations set forth in Section 10.3(c)(i) and 10.3(c)(ii) will not apply to claims arising from the intentional fraud and willful misconduct of Buyer.

Section 10.4               Survival.  The representations and warranties of the Sellers contained in this Agreement shall survive for a period of one (1) year after the Closing Date; provided, however, that (i) the representations and warranties contained in Section 3.7 (Tax Matters) shall survive until the date that is sixty (60) days following the expiration of the applicable statute of limitations (after giving effect to any valid waivers or extensions thereof), (ii) the representations and warranties contained in Section 3.15 (Compliance with Environmental Laws) and Section 3.3 (No Conflict) shall survive until eighteen (18) months after the Closing Date and (iii) the representations and warranties contained in Section 3.1 (Organization and Corporate Power), Section 3.2 (Authorization; Validity), Section 3.4 (Capitalization) and Section 3.10 (Brokers) shall survive indefinitely.  The representations and warranties of Buyer contained in this Agreement shall survive for a period of one (1) year following the Closing; provided, however, that (i) the representations and warranties contained in Section 4.3 (No Conflict) shall survive until eighteen (18) months after the Closing Date and (ii) the representations and warranties contained in Section 4.1 (Formation and Power of Buyer), Section 4.2 (Authorization; Validity), and Section 4.6 (Brokers) shall survive indefinitely.

Section 10.5               Exclusivity.  Except for intentional fraud and willful misconduct, the rights and remedies of Sellers and Seller Protected Parties, on the one hand, and Buyer and Buyer Protected Parties, on the other hand, for monetary damages under this Article X are, solely as between Sellers and Seller Protected Parties on the one hand, and Buyer and Buyer Protected Parties on the other hand, exclusive and in lieu of any and all other rights and remedies for monetary damages which each of Sellers and Seller Protected Parties on the one hand, and Buyer and Buyer Protected Parties on the other hand, may have under this Agreement or under applicable Laws with respect to any indemnifiable claim, whether at common law or in equity.  Notwithstanding the foregoing, a Party may bring an action to enforce this Article X.

Section 10.6    Mitigation and Limitation of Claims.  Notwithstanding anything to the contrary contained herein:

(a)        Except with respect to Taxes, an Indemnified Party shall take all reasonable steps to mitigate all losses, damages and the like relating to an indemnifiable claim, including availing itself of any defenses, limitations, rights of contribution and other rights at law or equity, and shall provide such evidence and documentation of the nature and extent of such claim as may be reasonably requested by the Indemnifying Party.  An Indemnified Party’s reasonable steps shall include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any loss or expense for which indemnification would otherwise be due under this Article X; and

(b)        An Indemnifying Party’s indemnification obligations under this Article X shall be reduced to the extent that the subject matter of the claim is covered by and paid to the Indemnified Party pursuant to (i) a warranty or indemnification from a third party or (ii) insurance.

Section 10.7    Tax Treatment of Indemnity Payments.  Parent and Buyer each agree to treat, and to cause its Affiliates to treat, any payment made pursuant to this Article X as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by applicable Law, as reasonably determined by the Indemnified Party after consultation with the Indemnifying Party, and based on the written advice of the Indemnified Party’s Tax advisors (a copy of which the Indemnified Party shall share with the Indemnifying Party in connection with such consultation).

Section 10.8    Tax Benefit.  Any payment made by any Indemnifying Party hereunder shall be reduced to take into account any Tax benefit actually realized by the Indemnified Party arising from the incurrence of the applicable Adverse Consequences.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Amendment and Modification.  This Agreement may be amended, modified and supplemented only by written agreement of Buyer and Sellers.

Section 11.2    Waiver of Compliance.  Any failure of Buyer or Sellers to comply with any obligation, covenant, agreement or condition contained herein may be expressly waived in writing by Parent, in the event of any such failure by Buyer, or by Buyer, in the event of any such failure by Sellers, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 11.3    Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery, (b) facsimile transmission, (c) registered or certified mail, postage prepaid, return receipt requested, or (d) next day air courier service.  Notices shall be sent to the appropriate party at its address or facsimile number given below (or at such other address or facsimile number for such party as shall be specified by notice given hereunder).

If to Parent or Holdco, to:

EQT Corporation

625 Liberty Avenue

Pittsburgh, PA 15222

Attn:  General Counsel

Fax No.:  (412) 553-5970

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, DC 20005

Attn:  Michael P. Rogan, Esq.

Fax No.:  (202) 661-8200

or to such other Person or address as Parent shall designate in writing.

If to Buyer to:

PNG Companies LLC

375 North Shore Drive, Suite 600

Pittsburgh, PA 15212

Attn: Morgan K. O’Brien, President & CEO

Fax No.:  (412) 208-6575

with copies to:

SteelRiver Infrastructure Fund North America, LP

550 Fifth Avenue

55th Floor

Attn:  John McGuire

Fax No.:  (212) 696-0040

O’Melveny & Myers LLP

Times Square Tower

7 Times Square

New York, NY 10036

Attn:  Richard Shutran, Esq.

Fax No.:  (212) 326-2061

or to such other Person or address as Buyer shall designate in writing.

All such notices, requests, demands, waivers and communications shall be deemed effective upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address, or (iii) in the case of a facsimile transmission, transmission thereof by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice have been transmitted without error.

Section 11.4    Binding Nature; Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto (and with respect to Section 11.15, the Financing Sources) and their respective successors and permitted assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties, except that: upon notice to the other Party, a Party may assign its rights and obligations hereunder to any Affiliate of such Party; provided, that no such assignment shall relieve such Party of its obligations hereunder and no such assignment may be made after the filing of an application for any regulatory approval required hereunder.  Nothing contained herein, express or implied, is intended to confer on any Person other than the Parties hereto or their successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.5    Entire Agreement.  This Agreement, including the Schedules, Exhibits, Ancillary Agreements and the Confidentiality Agreement, embodies the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein.  This Agreement, including the Schedules, Exhibits, Ancillary Agreements, Transfer Agreements and the Confidentiality Agreement, supersedes all prior agreements and understandings among the Parties with respect to such subject matter and supersede any letters, memoranda or other documents or communications, whether oral, written or electronic, submitted or made by (i) Buyer or its agents or representatives to Sellers, the Companies, or any of their respective agents or representatives, or (ii) Sellers, the Companies, or their respective agents or representatives to Buyer or any of its agents or representatives, which occurred prior to the execution of this Agreement or otherwise in connection with the negotiation and execution of this Agreement.  No communications by or on behalf of Sellers or Buyer, including responses to any questions or inquiries, whether orally, in writing or electronically, and no information provided in any data room or any copies of any information from any data room provided to Buyer or Sellers or any other information shall be deemed to constitute a representation, warranty or an agreement of Sellers or Buyer or be part of this Agreement.

Section 11.6    Expenses.  Except as provided in Section 5.10 of the Midstream Exchange Agreement and as otherwise provided in this Agreement, each Party to this Agreement shall pay its own expenses in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated herein.

Section 11.7    Press Releases and Announcements; Disclosure.  No press release or other public announcement or disclosure related to this Agreement or the transactions contemplated herein (including, but not limited to, the terms and conditions of this Agreement) shall be issued or made by either Party without the prior approval of the other Party (which approval shall not be unreasonably withheld, delayed or conditioned).  The foregoing shall not prohibit any disclosure which, in the opinion of the disclosing Party’s legal counsel, is required by Law or applicable securities exchange requirements; provided, that to the extent legally permissible, the disclosing Party shall notify the other Party in advance of such disclosure and provide the other Party reasonable opportunity to comment on any disclosure to the extent relating to this Agreement or the transactions contemplated hereby.

Section 11.8    Acknowledgment.

(a)        BUYER ACKNOWLEDGES THAT NEITHER SELLERS, THE COMPANIES NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING SELLERS OR THE COMPANIES OR THE CONDITION OF THE ASSETS OF THE COMPANIES, VALUE OR QUALITY OF THE ASSETS OR OPERATIONS OF THE COMPANIES OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE COMPANIES NOT INCLUDED IN THIS AGREEMENT AND THE SCHEDULES.

(b)        Buyer further acknowledges that (i) Buyer, either alone or together with any Persons Buyer has retained to advise it with respect to the transactions contemplated hereby (“Advisors”), has knowledge and experience in transactions of this type and in the business of the Companies, and is therefore capable of evaluating the risks and merits of acquiring the Membership Interests, (ii) it has relied on its own independent investigation, and has not relied on any information furnished by Sellers, the Companies or any representative or agent thereof or any other Person in determining to enter into this Agreement (except for such representations or warranties contained in this Agreement or Ancillary Agreements), (iii) neither Sellers, the Companies nor any representative or agent thereof or any other Person has given any investment, legal or other advice or rendered any opinion as to whether the purchase of the Membership Interests is prudent, and Buyer is not relying on any representation or warranty by Sellers or the Companies or any representative or agent thereof except as set forth in this Agreement, (iv) Buyer has conducted extensive due diligence, including a review of the documents contained in a data room prepared by or on behalf of Sellers and the Companies, (v) Sellers made available to Buyer all documents, records and books pertaining to the Companies that Buyer’s attorneys, accountants, Advisors, if any, and Buyer have requested, and (vi) Buyer and its Advisors, if any, have had the opportunity to visit the Companies, its facilities, plants, development sites, offices and other properties, and ask questions and receive answers concerning the Companies and the terms and conditions of this Agreement.  All such questions have been answered to Buyer’s full satisfaction.

Section 11.9    Disclaimer Regarding Assets.  EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN OR IN THE ANCILLARY AGREEMENTS, SELLERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ASSETS OR OPERATIONS OF THE COMPANIES OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF THE COMPANIES AND SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH ASSETS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS, OR AS TO THE CONDITION OF, OR THE RIGHTS OF THE COMPANIES IN, OR ITS TITLE TO, ANY OF ITS ASSETS, OR ANY

PART THEREOF.  EXCEPT AS EXPRESSLY PROVIDED HEREIN OR IN THE ANCILLARY AGREEMENTS, NO MATERIAL OR INFORMATION PROVIDED BY OR COMMUNICATIONS MADE BY SELLERS OR THE COMPANIES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES WILL CAUSE OR CREATE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF SUCH ASSETS.

Section 11.10  Governing Law.

(a)        This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof.  Each Party consents to personal jurisdiction in any action brought in any court, federal or state, within the State of Delaware having subject matter jurisdiction arising under this Agreement, and each of the Parties hereto agrees that any action instituted by either of them against the other with respect to this Agreement will be instituted exclusively in a court, federal or state, within the State of Delaware.

(b)        Each of the Parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

(c)        Each Party to this Agreement waives, to the fullest extent permitted by applicable Law, any right it may have to receive damages from any other Party based on any theory of liability for any special, indirect, consequential (including lost profits), exemplary or punitive damages (except to the extent that any such damages are included in indemnifiable losses resulting from a third party claim in accordance with Article X).

Section 11.11  Specific Performance.  Each of Parent, Holdco and Buyer acknowledges and agrees that in the event of any breach of this Agreement by Buyer, Sellers would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that Buyer (a) will waive, in any action for specific performance, the defense of adequacy of a remedy at Law and (b) Sellers shall be entitled, in addition to any other remedy to which they may be entitled at Law or in equity, to compel specific performance of this Agreement and to injunctive relief, and Buyer further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such specific performance or injunctive relief.  For the avoidance of doubt, the Parties agree that Sellers shall be entitled to enforce specifically the terms and provisions of this Agreement to prevent breaches of or enforce compliance with those covenants of Buyer that require Buyer to consummate the transactions contemplated hereby.  Sellers’ pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which Sellers may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by Sellers in the case of a breach of this Agreement involving fraud or willful or intentional misconduct. Notwithstanding anything to the contrary set forth in this Agreement or otherwise, Sellers shall have no rights by virtue of this provision or otherwise to any remedy by any of Buyer’s, lenders, investors, Affiliates (other than the Buyer Affiliates), or other Persons not party to this Agreement or the Ancillary Agreements.

Section 11.12  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall become effective when a counterpart of this Agreement shall have been signed by each Party and delivered to the other Party.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.13  Section 1031 Like-Kind Exchange.

(a)        The parties agree that, for U.S. federal income Tax purposes, Buyer (or, if Buyer is a disregarded entity for U.S. federal income tax purposes, its owner for U.S. federal income tax purposes) will be deemed to transfer the assets listed on Exhibit C-1 of the Midstream Exchange Agreement to Parent in exchange for the assets listed on Schedule 11.13 of the Midstream Exchange Agreement, as amended from time to time in accordance with Section 11.13 of the Midstream Exchange Agreement.  The parties further agree that they will work together in good faith to determine the fair market value of the assets listed on Exhibit C-1 of the Midstream Exchange Agreement in a manner consistent with the expectation that such fair market value will approximate the net book value of such assets computed in accordance with U.S. GAAP.

(b)        Notwithstanding anything in this Agreement to the contrary, the Parties shall, and shall cause their respective Affiliates to, cooperate fully with each other Party, and take any action reasonably requested by any other Party, in connection with (i) enabling the transactions contemplated by this Agreement and the Midstream Exchange Agreement to qualify in whole or in part as a “like-kind” exchange pursuant to Section 1031 of the Code and any corresponding state or local income Tax Laws (including in connection with (A) selecting the assets of either Company, after taking into account the transactions contemplated by Section 5.7, to be included within such exchange, and (B) determining the fair market value of the assets to be included within such exchange), and (ii) preparing and filing any Tax Returns on a basis consistent with such treatment.  Buyer and Sellers shall not, and shall cause their respective Affiliates not to, prepare or file any Tax Return, or take any action in any Tax Proceeding, inconsistent with such treatment.  If the Parties are unable to agree on any of the items described in clauses (i)(A) and (i)(B) of this Section 11.13(b), any disputes shall be submitted to the Independent Tax Arbitrator for binding resolution.  The responsibility of the Parties for costs and expenses of the Independent Tax Arbitrator shall be determined in accordance with the principles of Section 2.1(c)(v).

Section 11.14  Interpretation.  The table of contents and article and section headings contained in this Agreement are inserted for convenience only and shall not constitute a part hereof.  When a reference is made in this Agreement to a part, Section, party, Exhibit or Schedule such reference shall be to a part and Section of, and a party, Exhibit or Schedule to, this Agreement, respectively, unless otherwise indicated.  Whenever the words “include,” “includes”

or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The word “or” shall not be exclusive. References in this Agreement to any gender include all genders and references to the singular include references to the plural and vice versa.  Any item or other matter referenced or disclosed in a Schedule prepared by a Party shall be deemed to have been referenced or disclosed in Schedules prepared by such Party where such reference or disclosure is required.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 11.15  No Recourse to Financing Sources.  Notwithstanding any other provision of this Agreement, each of Buyer, Parent and Sellers, agrees (on their behalf and on behalf of their Subsidiaries and Affiliates) that none of the Financing Sources shall have any liability or obligation to Buyer (except for obligations to Buyer under the Financing Commitments), Parent, Sellers and their Subsidiaries and Affiliates relating to or arising out of this Agreement or any of the transactions contemplated herein (including the Debt Financing) or in respect of any other document or theory of law or equity. This Section 11.15 is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of Buyer, Parent, Sellers, their Subsidiaries and Affiliates.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Master Purchase Agreement to be duly executed on the day and year first above written.

PNG COMPANIES LLC

By: /s/ Morgan K. O’Brien
Name: Morgan K. O’Brien
Title: President and CEO

EQT CORPORATION

By: /s/ David L. Porges
Name: David L. Porges
Title: Chairman, President and CEO

DISTRIBUTION HOLDCO, LLC

By: /s/ Joshua Miller
Name: Joshua Miller
Title: Vice President

[Signature Page to Master Purchase Agreement]